                         SECURITIES EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               File No. 005-56295

              -----------------------------------------------------

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

                                Amendment No. 53

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
                   RULE 13d-1(a) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(a)

                          The Goldman Sachs Group, Inc.

                              ---------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share

                    ----------------------------------------
                         (Title of Class of Securities)

                                   38141G 104

                              ---------------------
                                 (CUSIP Number)

                                 Kenneth L. Josselyn
                                 Beverly L. O'Toole
                          The Goldman Sachs Group, Inc.
                                 85 Broad Street
                            New York, New York 10004
                            Telephone: (212) 902-1000

                              --------------------
          (Name, Address and Telephone Number of Persons Authorized to
                       Receive Notices and Communications)

                                  June 8, 2004

                              --------------------
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                         (Continued on following pages)

------------------------------
CUSIP NO. 38141G 10 4                  13D
------------------------------
--------------------------------------------------------------------------------
1.  NAMES OF REPORTING PERSONS: Each of the persons identified on Appendix A.
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    As to a group consisting solely of Covered Persons(1)            (a)     [x]
    As to a group consisting of persons other than Covered Persons   (b)     [x]
--------------------------------------------------------------------------------
3.  SEC USE ONLY
--------------------------------------------------------------------------------
4. SOURCE OF FUNDS: OO as to Covered Shares(1), OO and PF as to Uncovered Shares(2)
    (Applies to each person listed on Appendix A.)
--------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                 [ ]
    PURSUANT TO ITEM 2(d) OR 2(e)(Applies to each person listed on Appendix A.)
--------------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION United States unless otherwise indicated on Appendix A.
--------------------------------------------------------------------------------
                7. SOLE VOTING POWER (See Item 6)
 NUMBER OF         As to Covered Shares, 0
   SHARES          As to Uncovered Shares, as stated in Appendix A
BENEFICIALLY    ----------------------------------------------------------------
  OWNED BY      8. SHARED VOTING POWER (See Item 6) (Applies to each
 REPORTING               person listed on Appendix A.)
   PERSON          119,731,216 Covered Shares held by Covered Persons
    WITH                21,802 Uncovered Shares held by Covered Persons(3)
                       930,987 other Uncovered Shares held by Covered Persons(4)
                ----------------------------------------------------------------
                9. SOLE DISPOSITIVE POWER (See Item 6)
                   As to Covered Shares, less than 1%
                    As to Uncovered Shares, as stated in Appendix A
                ----------------------------------------------------------------
                10. SHARED DISPOSITIVE POWER (See Item 6):
                    As to Covered Shares, 0
                    As to Uncovered Shares, as stated in Appendix A
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          120,684,005(5)
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          23.36%
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON: OO as to persons listed in Appendix A under the captions "Trusts" and "Limited Liability Companies"; PN as to persons listed in Appendix A under the caption "Partnerships"; CO as to persons listed in Appendix A under the caption "Corporations"; IN as to all other persons listed in Appendix A.

-------------------------
(1)  For a definition of this term, please see Item 2.

(2)  For a definition of this term, please see Item 3.

(3) These are Uncovered Shares also described in Row 7 which each Covered Person is deemed to beneficially own by application of Rule 13d-5(b)(1), but do not include the Uncovered Shares described in note 4. Each Covered Person disclaims beneficial ownership of Uncovered Shares held by each other Covered Person.

(4) These are Uncovered Shares held by 44 private charitable foundations established by 44 Covered Persons each of whom is a co-trustee of one or more of such private charitable foundations and may be deemed to beneficially own such Uncovered Shares. Each other Covered Person may be deemed to beneficially own such Uncovered Shares by application of Rule 13d-5(b)(1). Each such Covered Person disclaims beneficial ownership of such Uncovered Shares, and each other Covered Person also disclaims beneficial ownership of such Uncovered Shares.

(5) Of these shares, 35,911,825 are deemed beneficially owned under Rule 13d-3(d)(1) because a Covered Person has the right to acquire beneficial ownership within 60 days of the date hereof. See Annex D for a description of these shares. The remaining 84,772,180 shares are beneficially owned by the Covered Persons as of the date hereof within the meaning of Rule 13d-3(a).

                                                                      APPENDIX A

                                                              ITEM 7        ITEM 8        ITEM 9          ITEM 10
                                            ITEM 6             SOLE         SHARED         SOLE            SHARED
                                         CITIZENSHIP          VOTING        VOTING      DISPOSITIVE     DISPOSITIVE
                                        (UNITED STATES       POWER OF      POWER OF       POWER OF       POWER OF
         ITEM 1                        UNLESS OTHERWISE     UNCOVERED      UNCOVERED     UNCOVERED       UNCOVERED
NAMES OF REPORTING PERSONS                INDICATED)          SHARES        SHARES        SHARES          SHARES
--------------------------                ----------          ------        ------        ------          ------
Julian D. Abel                                UK                0              0             0               0
Bradley I. Abelow                                               0              0             0               0
Peter C. Aberg                                                  0              0             0               0
Daniel A. Abut                            Argentina             0              0             0               0
Hilary E. Ackermann                                             0              0             0               0
John J. Adair                                                   0              0             0               0
Jeffrey D. Adams                                                0              0             0               0
Alberto F. Ades                           Argentina             0              0             0               0
Ben I. Adler                                                    0              0             0               0
Olusegun O. Aganga                            UK                0              0             0               0
Mark E. Agne                                                    0              0             0               0
Gregory A. Agran                                                0              0             0               0
Raanan A. Agus                                                  0              0             0               0
Syed H. Ahmad                              Pakistan             0              0             0               0
Yusuf A. Aliredha                          Bahrain              0              0             0               0
Philippe J. Altuzarra                       France              0              0             0               0
Ignacio Alvarez-Rendueles                   Spain               0              0             0               0
Rebecca Amitai                                                  0              0             0               0
Thomas K. Amster                                                0              0             0               0
Elizabeth D. Anderson                                           0              0             0               0
Jason R. Anderson                                               0              0             0               0
John G. Andrews                             USA/UK              0              0             0               0
Francois Andriot                            France              0              0             0               0
Douglas M. Angstrom                                             0              0             0               0
Arnaud M. Apffel                            France              0              0             0               0
Lori B. Appelbaum                                               0              0             0               0
William W. Archer                                               0              0             0               0
Jesus A. Arias                              Spain               0              0             0               0
Philip S. Armstrong                           UK                0              0             0               0
Anton J. Arriola                            Spain               0              0             0               0
John A. Ashdown                               UK                0              0             0               0
Akio Asuke                                  Japan               0              0             0               0
David M. Atkinson                             UK                0              0             0               0
Neil Z. Auerbach                                                0              0             0               0
Armen A. Avanessians                                            0              0             0               0
Dean C. Backer                                                  0              0             0               0
William A. Badia                                                0              0             0               0
Charles Baillie                                                 0              0             0               0
Bernardo Bailo                              Italy               0              0             0               0
Andrew G. Baird                               UK                0              0             0               0
Mona H. Baird                                                   0              0             0               0
Michiel J. Bakker                      The Netherlands          0              0             0               0
Mark E. Bamford                                                 0              0             0               0
William J. Bannon                                               0              0             0               0
John S. Barakat                                                 0              0             0               0
Indrajit Bardhan                            India               0              0             0               0
Scott B. Barringer                                              0              0             0               0
Steven M. Barry                                                 0              0             0               0

                                                              ITEM 7        ITEM 8        ITEM 9          ITEM 10
                                            ITEM 6             SOLE         SHARED         SOLE            SHARED
                                         CITIZENSHIP          VOTING        VOTING      DISPOSITIVE     DISPOSITIVE
                                        (UNITED STATES       POWER OF      POWER OF       POWER OF       POWER OF
         ITEM 1                        UNLESS OTHERWISE     UNCOVERED      UNCOVERED     UNCOVERED       UNCOVERED
NAMES OF REPORTING PERSONS                INDICATED)          SHARES        SHARES        SHARES          SHARES
--------------------------                ----------          ------        ------        ------          ------
Christopher M. Barter                                           0              0             0               0
Stacy Bash-Polley                                               0              0             0               0
Gareth W. Bater                               UK                0              0             0               0
Andrew T. Bednar                                                0              0             0               0
Frank A. Bednarz                                                0              0             0               0
Jonathan A. Beinner                                             0              0             0               0
Douglas S. Bell                               UK                0              0             0               0
Janet L. Bell                                                   0              0             0               0
Driss Ben-Brahim                           Morocco              0              0             0               0
Jordan M. Bender                                                0              0             0               0
Anna Maria J. Bentley                         UK                0              0             0               0
Susan M. Benz                                                   0              0             0               0
Kenneth Berents                                                 0              0             0               0
Michael G. Berini                                               0              0             0               0
Milton R. Berlinski                    The Netherlands          0              0             0               0
Andrew S. Berman                                                0              0             0               0
Frances R. Bermanzohn                                           0              0             0               0
Paul D. Bernard                                                 0              0             0               0
Stuart N. Bernstein                                             0              0             0               0
Robert A. Berry                               UK                0              0             0               0
John D. Bertuzzi                                                0              0             0               0
Elizabeth E. Beshel                                             0              0             0               0
Andrew M. Bevan                               UK                0              0             0               0
Jean-Luc Biamonti                           Monaco              0              0             0               0
James J. Birch                                UK                0              0             0               0
Lloyd C. Blankfein                                              0              0             0               0
Abraham Bleiberg                            Mexico              0              0             0               0
Randall A. Blumenthal                                           0              0             0               0
David R. Boles                                                  0              0             0               0
Marjorie Boliscar                                               0              0             0               0
Oliver R. Bolitho                             UK                0              0             0               0
Michael F. Bonte-Friedheim                 Germany              0              0             0               0
Johannes M. Boomaars                   The Netherlands          0              0             0               0
Douglas L. Borden                                               0              0             0               0
Antonio Borges                             Portugal             0              0             0               0
J. Theodore Borter                                              0              0             0               0
Alastair M. Borthwick                         UK                0              0             0               0
Alison L. Bott                                UK                0              0             0               0
Charles W.A. Bott                             UK                0              0             0               0
Sally A. Boyle                                UK                0              0             0               0
George M. Brady                                                 0              0             0               0
Mairtin Brady                              Ireland              0              0             0               0
Lester R. Brafman                                               0              0             0               0
Benjamin S. Bram                                                0              0             0               0
Graham Branton                                UK                0              0             0               0
Thomas C. Brasco                                                0              0             0               0
Alan J. Brazil                                                  0              0             0               0
John Breyo                                                      0              0             0               0
Timothy J. Bridges                            UK                0              0             0               0
Victoria A. Bridges                                             0              0             0               0

                                                              ITEM 7        ITEM 8        ITEM 9          ITEM 10
                                            ITEM 6             SOLE         SHARED         SOLE            SHARED
                                         CITIZENSHIP          VOTING        VOTING      DISPOSITIVE     DISPOSITIVE
                                        (UNITED STATES       POWER OF      POWER OF       POWER OF       POWER OF
         ITEM 1                        UNLESS OTHERWISE     UNCOVERED      UNCOVERED     UNCOVERED       UNCOVERED
NAMES OF REPORTING PERSONS                INDICATED)          SHARES        SHARES        SHARES          SHARES
--------------------------                ----------          ------        ------        ------          ------
Craig W. Broderick                                              0              0             0               0
Richard J. Bronks                             UK                0              0             0               0
Julia A. Bronson                                                0              0             0               0
Holger Bross                               Germany              0              0             0               0
Cynthia A. Brower                                               0              0             0               0
Kathleen Brown                                                  0              0             0               0
Melissa R. Brown                                                0              0             0               0
Peter D. Brundage                                               0              0             0               0
John J. Bu                                                      0              0             0               0
David D. Buckley                              UK                0              0             0               0
Mark J. Buisseret                             UK                0              0             0               0
Steven M. Bunson                                                0              0             0               0
Timothy B. Bunting                            UK                0              0             0               0
Nicholas F. Burgin                                              0              0             0               0
Andrew J. Burke-Smith                       Canada              0              0             0               0
Randall S. Burkert                                             142             0            142              0
Michael S. Burton                             UK                0              0             0               0
Joseph M. Busuttil                                              0              0             0               0
George H. Butcher III                                           0              0             0               0
Mary D. Byron                                                   0              0             0               0
Jin Yong Cai                                China               0              0             0               0
Sebastiano Calabro                                              0              0             0               0
Lawrence V. Calcano                                             0              0             0               0
Elizabeth V. Camp                                               0              0             0               0
John D. Campbell                                                0              0             0               0
Richard M. Campbell-Breeden                   UK                0              0             0               0
Philippe L. Camu                           Belgium              0              0             0               0
David E. Cantillon                         Ireland              0              0             0               0
Sally W. Cantwell                             UK                0             600(6)         0              600(6)
Gerald J. Cardinale                                             0              0             0               0
Mark M. Carhart                                                 0              0             0               0
Mariafrancesca Carli                        Italy               0              0             0               0
Valentino D. Carlotti                                           0              0             0               0
Anthony H. Carpet                                               0              0             0               0
Michael J. Carr                                                 0              0             0               0
Mark Carroll                                                    0              0             0               0
Virginia E. Carter                                              0              0             0               0
Chris Casciato                                                  0              0             0               0
John W. Cembrook                                                0              0             0               0
Eduardo Centola                             Brazil              0              0             0               0
Robert J. Ceremsak, Jr.                                         0              0             0               0
Lik Shuen David Chan                      Hong Kong             0              0             0               0
Kuo-Chun Chang                              Taiwan              0              0             0               0
Amy L. Chasen                                                   0              0             0               0
Sacha A. Chiaramonte                       Germany              0              0             0               0
Andrew A. Chisholm                          Canada              0              0             0               0
W. Reed Chisholm II                                            499             0            499              0

-----------------
(6)   Shared with family members.

                                                              ITEM 7        ITEM 8        ITEM 9          ITEM 10
                                            ITEM 6             SOLE         SHARED         SOLE            SHARED
                                         CITIZENSHIP          VOTING        VOTING      DISPOSITIVE     DISPOSITIVE
                                        (UNITED STATES       POWER OF      POWER OF       POWER OF       POWER OF
         ITEM 1                        UNLESS OTHERWISE     UNCOVERED      UNCOVERED     UNCOVERED       UNCOVERED
NAMES OF REPORTING PERSONS                INDICATED)          SHARES        SHARES        SHARES          SHARES
--------------------------                ----------          ------        ------        ------          ------
Thomas V. Cholnoky                                              0              0             0               0
Robert J. Christie                                              0              0             0               0
Jane P. Chwick                                                  0              0             0               0
James R. Cielinski                                              0              0             0               0
Peter T. Cirenza                                                0              0             0               0
Geoffrey G. Clark                           Canada              0              0             0               0
James B. Clark                                                  0              0             0               0
Kent A. Clark                               Canada              0              0             0               0
Alexander Classen                        Switzerland            0              0             0               0
Catherine M. Claydon                        Canada              0              0             0               0
Kelly C. Coffey                                                 0              0             0               0
Abby Joseph Cohen                                               0              0             0               0
Alan M. Cohen                                                   0              0             0               0
Lawrence A. Cohen                                              200             0            200              0
Marc I. Cohen                                                   0              0             0               0
Gary D. Cohn                                                    0              0             0               0
Christopher A. Cole                                             0              0             0               0
Timothy J. Cole                                                 0              0             0               0
Colin Coleman                            South Africa           0              0             0               0
Marcus R. Colwell                                               0              0             0               0
Peter H. Comisar                                                0              0             0               0
Laura C. Conigliaro                                             0              0             0               0
Thomas V. Conigliaro                                           677             0            677              0
William J. Conley, Jr.                                         417             0            417              0
Thomas G. Connolly                       Ireland/USA            0              0             0               0
Frank T. Connor                                                 0              0             0               0
Karen R. Cook                                 UK                0              0             0               0
Edith W. Cooper                                                 0              0             0               0
Philip A. Cooper                                                0              0             0               0
Kenneth W. Coquillette                                          0              0             0               0
Carlos A. Cordeiro                                              0              0             0               0
Colin J. Corgan                                                 0              0             0               0
David W. Corley                                                 0              0             0               0
Thomas W. Cornacchia                                            0              0             0               0
Henry Cornell                                                   0              0             0               0
E. Gerald Corrigan                                              0              0             0               0
Claudio Costamagna                          Italy               0              0             0               0
Marta Z. Cotton                                                 0              0             0               0
James A. Coufos                                                 0              0             0               0
Frank L. Coulson, Jr.                                           0              0             0               0
Kenneth Courtis                                                 0              0             0               0
Eric J. Coutts                                UK                0              0             0               0
Michael Covell                                UK                0              0             0               0
Randolph L. Cowen                                               0              0             0               0
Brahm S. Cramer                             Canada              0              0             0               0
Nicholas P. Crapp                             UK                0              0             0               0
Michael J. Crinieri                                             0              0             0               0
Craig W. Crossman                         Australia             0              0             0               0
Neil D. Crowder                                                 0              0             0               0
Michael L. Crowl                                                0              0             0               0

                                                              ITEM 7        ITEM 8        ITEM 9          ITEM 10
                                            ITEM 6             SOLE         SHARED         SOLE            SHARED
                                         CITIZENSHIP          VOTING        VOTING      DISPOSITIVE     DISPOSITIVE
                                        (UNITED STATES       POWER OF      POWER OF       POWER OF       POWER OF
         ITEM 1                        UNLESS OTHERWISE     UNCOVERED      UNCOVERED     UNCOVERED       UNCOVERED
NAMES OF REPORTING PERSONS                INDICATED)          SHARES        SHARES        SHARES          SHARES
--------------------------                ----------          ------        ------        ------          ------
Eduardo A. Cruz                                                 0              0             0               0
Jeffrey R. Currie                                               0              0             0               0
John P. Curtin, Jr.                                             0              0             0               0
John W. Curtis                                                  0              0             0               0
Matthew H. Cyzer                              UK                0              0             0               0
Michael D. Daffey                         Australia             0              0             0               0
Stephen C. Daffron                                              0              0             0               0
Linda S. Daines                                                 0              0             0               0
Paul B. Daitz                                                   0              0             0               0
John S. Daly                               Ireland              0              0             0               0
Stephen D. Daniel                           Canada              0              0             0               0
Philip M. Darivoff                                              0              0             0               0
Frederick C. Darling                                            0              0             0               0
Matthew S. Darnall                                              0              0             0               0
David H. Dase                                                   0              0             0               0
Gavyn Davies                                  UK                0              0             0               0
Stephen Davies                                UK                0              0             0               0
Katherine R. Davisson                                           0              0             0               0
Oral W. Dawe                                Canada              0              0             0               0
Diego De Giorgi                             Italy               0              0             0               0
Michael G. De Lathauwer                    Belgium              0              0             0               0
Francois-Xavier De Mallmann           France/Switzerland        0              0             0               0
Jean A. De Pourtales                      France/UK             0              0             0               0
Giorgio De Santis                           Italy               0              0             0               0
Luigi de Vecchi                             Italy               0              0             0               0
Daniel L. Dees                                                  0              0             0               0
Bradley S. DeFoor                                               0              0             0               0
Mark Dehnert                                                    0              0             0               0
Paul C. Deighton                              UK                0              0             0               0
Alvaro del Castano                          Spain               0              0             0               0
James Del Favero                          Australia             0              0             0               0
Juan A. Del Rivero                          Spain               0              0             0               0
Thomas F. Dempsey                                               0              0             0               0
Roger E. Denby-Jones                          UK                0              0             0               0
Neil V. DeSena                                                  0              0             0               0
Martin R. Devenish                            UK                0              0             0               0
Andrew C. Devenport                           UK                0              0             0               0
Stephen D. Dias                               UK                0              0             0               0
Armando A. Diaz                                                 0              0             0               0
Alexander C. Dibelius                      Germany              0              0             0               0
David G. Dick                                 UK                0              0             0               0
James D. Dilworth                                               0              0             0               0
Simon P. Dingemans                            UK                0              0             0               0
Joseph P. DiSabato                                              0              0             0               0
Michele I. Docharty                                             0              0             0               0
Paula A. Dominick                                               0              0             0               0
Noel B. Donohoe                            Ireland              0              0             0               0
Suzanne O. Donohoe                                              0              0             0               0
James H. Donovan                                                0              0             0               0
Jana Hale Doty                                                  0              0             0               0

                                                              ITEM 7        ITEM 8        ITEM 9          ITEM 10
                                            ITEM 6             SOLE         SHARED         SOLE            SHARED
                                         CITIZENSHIP          VOTING        VOTING      DISPOSITIVE     DISPOSITIVE
                                        (UNITED STATES       POWER OF      POWER OF       POWER OF       POWER OF
         ITEM 1                        UNLESS OTHERWISE     UNCOVERED      UNCOVERED     UNCOVERED       UNCOVERED
NAMES OF REPORTING PERSONS                INDICATED)          SHARES        SHARES        SHARES          SHARES
--------------------------                ----------          ------        ------        ------          ------
Robert G. Doumar, Jr.                                           0              0             0               0
Thomas M. Dowling                                               0              0             0               0
Mario Draghi                                Italy               0              0             0               0
Michael B. Dubno                                                0              0             0               0
William C. Dudley                                               0              0             0               0
Donald J. Duet                                                  0              0             0               0
Brian J. Duffy                                                  0              0             0               0
Brian Duggan                                                    0              0             0               0
Karlo J. Duvnjak                            Canada              0              0             0               0
Jay S. Dweck                                                    0              0             0               0
Michael L. Dweck                                                0              0             0               0
Gordon E. Dyal                                                  0              0             0               0
Isabelle Ealet                              France              0              0             0               0
Glenn P. Earle                                UK                0              0             0               0
David C. Earling                                                0              0             0               0
Seaborn S. Eastland                                             0              0             0               0
Kenneth M. Eberts III                                           0              0             0               0
Paul S. Efron                                                   0              0             0               0
Herbert E. Ehlers                                               0              0             0               0
Robert K. Ehudin                                                0              0             0               0
John E. Eisenberg                                               0              0             0               0
Edward K. Eisler                           Austria              0              0             0               0
Jason H. Ekaireb                              UK                0              0             0               0
Gregory H. Ekizian                                              0              0             0               0
Kathy G. Elsesser                                               0              0             0               0
Glenn D. Engel                                                  0              0             0               0
Peter C. Enns                               Canada              0              0             0               0
Katherine B. Enquist                                            0              0             0               0
L. Brooks Entwistle                                             0              0             0               0
Earl S. Enzer                                                   0              0             0               0
Christopher H. Eoyang                                           0              0             0               0
Christian Erickson                                              0              0             0               0
Fred W. Esiri                                 UK                0              0             0               0
James P. Esposito                                               0              0             0               0
Michael P. Esposito                                             0              0             0               0
George C. Estey                             Canada              0              0             0               0
Bruce J. Evans                                                  0              0             0               0
J. Michael Evans                            Canada              0              0             0               0
Charles P. Eve                                UK                0              0             0               0
Elizabeth C. Fascitelli                                         0              0             0               0
Jeffrey F. Fastov                                               0              0             0               0
Douglas L. Feagin                                               0              0             0               0
Regina M. Feeney                                                0              0             0               0
Pieter Maarten Feenstra                The Netherlands          0              0             0               0
Norman Feit                                                     0              0             0               0
Steven M. Feldman                                               0              0             0               0
Laurie R. Ferber                                                0              0             0               0
Luca D. Ferrari                                                 0              0             0               0
John A. Ferro, Jr.                                              0              0             0               0
Gail S. Fierstein                                               0              0             0               0

                                                              ITEM 7        ITEM 8        ITEM 9          ITEM 10
                                            ITEM 6             SOLE         SHARED         SOLE            SHARED
                                         CITIZENSHIP          VOTING        VOTING      DISPOSITIVE     DISPOSITIVE
                                        (UNITED STATES       POWER OF      POWER OF       POWER OF       POWER OF
         ITEM 1                        UNLESS OTHERWISE     UNCOVERED      UNCOVERED     UNCOVERED       UNCOVERED
NAMES OF REPORTING PERSONS                INDICATED)          SHARES        SHARES        SHARES          SHARES
--------------------------                ----------          ------        ------        ------          ------
Gregory A. Finck                                                0              0             0               0
David A. Fishman                                                0              0             0               0
Stephen C. Fitzgerald                     Australia             0              0             0               0
Daniel M. FitzPatrick                                           0              0             0               0
James A. Fitzpatrick                                            0              0             0               0
Pierre-Henri Flamand                        France              0              0             0               0
Alexander W. Fletcher                         UK                0              0             0               0
Mark C. Fletcher                              UK                0              0             0               0
Mark B. Florian                                                 0              0             0               0
Timothy B. Flynn                                                0              0             0               0
Elisabeth Fontenelli                                            0              0             0               0
Elizabeth J. Ford                                               0              0             0               0
Edward C. Forst                                                 0              0             0               0
Colleen A. Foster                                               0              0             0               0
George B. Foussianes                                            0              0             0               0
Linda M. Fox                                                    0              0             0               0
Stephen H. Frank                                                0              0             0               0
Oliver L. Frankel                                               0              0             0               0
Jeffrey S. Frase                                                0              0             0               0
Orit P. Freedman                            Israel              0              0             0               0
Matthew T. Fremont-Smith                                        0              0             0               0
Christopher G. French                         UK                0              0             0               0
Timothy G. Freshwater                         UK                0              0             0               0
Jacob Y. Friedman                                               0              0             0               0
Richard A. Friedman                                             0              0             0               0
Kieu L. Frisby                                                  0              0             0               0
Matthias K. Frisch                       Switzerland            0              0             0               0
Robert K. Frumkes                                               0              0             0               0
C. Douglas Fuge                                                 0              0             0               0
Shirley Fung                                  UK                0              0             0               0
Timothy T. Furey                                                0              0             0               0
Enrico S. Gaglioti                                              0              0             0               0
Timur F. Galen                                                  0              0             0               0
Maryann L. Gallivan                                             0            2000(7)         0             2000(7)
Gonzalo R. Garcia                           Chile               0              0             0               0
Guillermo Garcia                            Mexico              0              0             0               0
James R. Garvey                            Ireland              0              0             0               0
Joseph D. Gatto                                                 0              0             0               0
Richard A. Genna                                                0              0             0               0
Hywel D. George                               UK                0              0             0               0
Peter C. Gerhard                                                0              0             0               0
Kenneth K. Gershenfeld                                          0              0             0               0
Rajiv A. Ghatalia                           India               0              0             0               0
Robert R. Gheewalla                                             0              0             0               0
Scott A. Gieselman                                              0              0             0               0
Gary T. Giglio                                                  0              0             0               0
H. John Gilbertson, Jr.                                         0              0             0               0

---------------------
(7)   Shared with family members.

                                                              ITEM 7        ITEM 8        ITEM 9          ITEM 10
                                            ITEM 6             SOLE         SHARED         SOLE            SHARED
                                         CITIZENSHIP          VOTING        VOTING      DISPOSITIVE     DISPOSITIVE
                                        (UNITED STATES       POWER OF      POWER OF       POWER OF       POWER OF
         ITEM 1                        UNLESS OTHERWISE     UNCOVERED      UNCOVERED     UNCOVERED       UNCOVERED
NAMES OF REPORTING PERSONS                INDICATED)          SHARES        SHARES        SHARES          SHARES
--------------------------                ----------          ------        ------        ------          ------
Nicholas G. Giordano                                            0            300(8)          0              300(8)
Carson Gleberman                                                0              0             0               0
Joseph H. Gleberman                                             0              0             0               0
Justin G. Gmelich                                               0              0             0               0
Richard J. Gnodde                          Ireland/             0              0             0               0
                                         South Africa
Jeffrey B. Goldenberg                                           0           2,860(9)         0            2,860(9)
Rachel C. Golder                                                0              0             0               0
Daniel C. Goldwater                           UK                0              0             0               0
James S. Golob                                                  0              0             0               0
Gregg A. Gonsalves                                              0              0             0               0
Larry J. Goodwin                                                0              0             0               0
Andrew M. Gordon                                                0              0             0               0
Robert D. Gottlieb                                              0              0             0               0
Gregory M. Gould                                                0              0             0               0
Frank J. Governali                                              0              0             0               0
Lorenzo Grabau                              Italy               0              0             0               0
Geoffrey T. Grant                                               0              0             0               0
William M. Grathwohl                                            0              0             0               0
Pedro Gonzalez Grau                         Spain               0              0             0               0
Eldridge F. Gray                                                0              0             0               0
Michael J. Graziano                                             0              0             0               0
Carmen A. Greco                                                 0              0             0               0
Stefan Green                              Australia             0              0             0               0
David J. Greenwald                                              0              0             0               0
Louis S. Greig                                UK                0              0             0               0
William W. Gridley                                              0              0             0               0
Peter W. Grieve                                                 0              0             0               0
Christopher Grigg                             UK                0              0             0               0
Edward Sebastian Grigg                    UK/France             0              0             0               0
Michael J. Grimaldi                                             0              0             0               0
Douglas C. Grip                                                 0              0             0               0
Peter Gross                                                     0              0             0               0
David J. Grounsell                            UK                0              0             0               0
Edward J. Guay                                                  0              0             0               0
Kevin J. Guidotti                                               0              0             0               0
Arun M. Gunewardena                       Sri Lanka             0              0             0               0
Vishal Gupta                                India               0              0             0               0
Celeste A. Guth                                                 0              0             0               0
Vladimir M. Gutin                                               0              0             0               0
Douglas A. Guzman                           Canada              0              0             0               0
Erol Hakanoglu                              Turkey              0              0             0               0
Elizabeth M. Hammack                                            0              0             0               0
David R. Hansen                           Australia             0              0             0               0
Jane Hargreaves                               UK                0              0             0               0
Mary L. Harmon                                                  0              0             0               0
Roger C. Harper                                                 0              0             0               0

----------------------
(8)   Shared with family members.

(9)   Shared with family members.

                                                             ITEM 7          ITEM 8        ITEM 9          ITEM 10
                                            ITEM 6            SOLE           SHARED         SOLE           SHARED
                                         CITIZENSHIP          VOTING         VOTING      DISPOSITIVE     DISPOSITIVE
                                        (UNITED STATES       POWER OF       POWER OF      POWER OF        POWER OF
           ITEM 1                      UNLESS OTHERWISE     UNCOVERED      UNCOVERED      UNCOVERED       UNCOVERED
  NAMES OF REPORTING PERSONS              INDICATED)         SHARES          SHARES        SHARES          SHARES
------------------------------         ----------------     ---------      ---------     -----------     -----------
Valerie J. Harrison                           UK                0              0             0               0
Shelley A. Hartman                                              0              0             0               0
Paul R. Harvey                                                  0              0             0               0
Taizo Hasebe                                Japan               0              0             0               0
Rumiko Hasegawa                             Japan               0              0             0               0
A. John Hass                                                    0              0             0               0
Stephen J. Hay                                UK                0              0             0               0
Kuniyoshi Hayashi                           Japan               0              0             0               0
Keith L. Hayes                                UK                0              0             0               0
Edward A. Hazel                                                866            300(10)       866             300(10)
Robert C. Heathcote                           UK                0              0             0               0
Sylvain M. Hefes                            France              0              0             0               0
Douglas C. Heidt                                                0              0             0               0
David B. Heller                                                 0              0             0               0
William L. Hemphill                                             0              0             0               0
Ruud G. Hendriks                       The Netherlands          0              0             0               0
David P. Hennessey                                              0              0             0               0
Robert D. Henderson                                             0              0             0               0
David L. Henle                                                  0             600            0              600
Mary C. Henry                                                   0              0             0               0
Benoit Herault                              France              0              0             0               0
Peter C. Herbert                                                0              0             0               0
Bruce A. Heyman                                                 0              0             0               0
Stephen Hickey                                                  0              0             0               0
Melina E. Higgins                                               0              0             0               0
Robert E. Higgins                                               0              0             0               0
Joanne M. Hill                                                  0              0             0               0
Michael I. Hill                               UK                0              0             0               0
Donald W. Himpele                                               0              0             0               0
Kenneth L. Hirsch                                               0              0             0               0
Kenneth W. Hitchner                                             0              0             0               0
Maykin Ho                                                       0              0             0               0
Timothy E. Hodgson                          Canada              0              0             0               0
Axel Hoerger                               Germany              0              0             0               0
Christopher G. Hogg                    New Zealand/USA          0              0             0               0
Svein R. Hogset                             Norway              0              0             0               0
Simon N. Holden                               UK                0              0             0               0
Margaret J. Holen                                               0              0             0               0
Daniel E. Holland III                                           0              0             0               0
Teresa E. Holliday                                              0              0             0               0
Peter Hollmann                             Germany              0              0             0               0
Philip Holzer                              Germany              0              0             0               0
Gregory T. Hoogkamp                                             0              0             0               0
Sean C. Hoover                                                  0              0             0               0
Shin Horie                                  Japan               0              0             0               0
Jay D. Horine                                                   0              0             0               0
Robert D. Hormats                                               0              0             0               0

-----------------------
(10)   Shared with family members.

                                                             ITEM 7          ITEM 8        ITEM 9          ITEM 10
                                            ITEM 6             SOLE          SHARED         SOLE           SHARED
                                         CITIZENSHIP         VOTING          VOTING      DISPOSITIVE     DISPOSITIVE
                                        (UNITED STATES       POWER OF       POWER OF      POWER OF        POWER OF
           ITEM 1                      UNLESS OTHERWISE     UNCOVERED      UNCOVERED      UNCOVERED       UNCOVERED
  NAMES OF REPORTING PERSONS              INDICATED)         SHARES          SHARES        SHARES          SHARES
------------------------------         ----------------     ---------      ---------     -----------     -----------
Robert G. Hottensen, Jr.                                       578             0            578              0
Thomas J. Houle                                                 0              0             0               0
Michael R. Housden                            UK                0              0             0               0
Robert Howard                                                   0              0             0               0
Mark Howard-Johnson                                             0              0             0               0
Zu Liu Frederick Hu                         China               0              0             0               0
Paul J. Huchro                                                  0              0             0               0
James A. Hudis                                                  0              0             0               0
Terry P. Hughes                            Ireland              0              0             0               0
Bimaljit S. Hundal                            UK                0              0             0               0
Edith A. Hunt                                                   0              0             0               0
Susan J. Hunt                                 UK                0              0             0               0
Janet T. Hurley                                                 0              0             0               0
Fern Hurst                                                      0              0             0               0
Robert J. Hurst                                                100             0            100              0
Elizabeth A. Husted                                             0              0             0               0
Walter V. Hutcherson                                            0              0             0               0
Phillip S. Hylander                           UK                0              0             0               0
John S. Iglehart                                                0              0             0               0
Robert F. Incorvaia                                             0              0             0               0
Toni-Dara Infante                                               0              0             0               0
Francis J. Ingrassia                                            0              0             0               0
Timothy J. Ingrassia                                            0              0             0               0
Zubin P. Irani                              India               0              0             0               0
Hideki Ishibashi                            Japan               0              0             0               0
Raymond J. Iwanowski                                            0              0             0               0
Walter A. Jackson                                               0              0             0               0
William L. Jacob III                                            0              0             0               0
James A. Jacobson                                               0              0             0               0
Richard I. Jaffee                                               0              0             0               0
Andrew R. Jessop                              UK                0              0             0               0
Dan H. Jester                                                   0              0             0               0
Thomas Jevon                                                    0              0             0               0
Daniel J. Jick                                                  0              0             0               0
David M. Jimenez-Blanco                     Spain               0              0             0               0
Peter T. Johnston                                              523             0            523              0
Andrew J. Jonas                                                 0              0             0               0
Adrian M. Jones                            Ireland              0              0             0               0
Emerson P. Jones                                                0              0             0               0
Robert C. Jones                                                 0              0             0               0
Terrence O. Jones                                               0              0             0               0
William J. Jones                                                0              0             0               0
Kevin M. Jordan                                                 0              0             0               0
Mei L. Joseph                             Singapore             0              0             0               0
Roy R. Joseph                               Guyana              0              0             0               0
Kenneth L. Josselyn                                             0              0             0               0
Chansoo Joung                                                   0              0             0               0
Andrew J. Kaiser                                                0              0             0               0
Famiko Kanenobu                             Japan               0              0             0               0
David A. Kaplan                                                 0              0             0               0

                                                             ITEM 7          ITEM 8        ITEM 9          ITEM 10
                                            ITEM 6            SOLE           SHARED         SOLE           SHARED
                                         CITIZENSHIP          VOTING         VOTING      DISPOSITIVE     DISPOSITIVE
                                        (UNITED STATES       POWER OF       POWER OF      POWER OF        POWER OF
           ITEM 1                      UNLESS OTHERWISE     UNCOVERED      UNCOVERED      UNCOVERED       UNCOVERED
  NAMES OF REPORTING PERSONS              INDICATED)         SHARES          SHARES        SHARES          SHARES
------------------------------         ----------------     ---------      ---------     -----------     -----------
Jason S. Kaplan                                                 0              0             0               0
Robert S. Kaplan                                                0              0             0               0
Scott B. Kapnick                                                0            1,666(11)       0             1,666(11)
Atul Kapur                                  India               0              0             0               0
James M. Karp                                                   0              0             0               0
Toshinobu Kasai                             Japan               0              0             0               0
Shunji Katayama                             Japan               0              0             0               0
Richard Katz                                                    0              0             0               0
Robert J. Katz                                                  0              0             0               0
James C. Katzman                                                0              0             0               0
David K. Kaugher                                                0              0             0               0
Alan S. Kava                                                    0              0             0               0
Larry M. Kellerman                                              0              0             0               0
John L. Kelly                                                   0              0             0               0
Carsten Kengeter                           Germany              0              0             0               0
Kevin W. Kennedy                                                0              0             0               0
Gioia M. Kennett                                                0              0             0               0
James P. Kenney                                                 0              0             0               0
William J. Kenney                                               0              0             0               0
Thomas J. Kenny                                                 0              0             0               0
Steven E. Kent                                                  0              0             0               0
Steven Kerr                                                     0              0             0               0
John G. Ketterer III                                            0              0             0               0
Lawrence S. Keusch                                              0              0             0               0
Rustom N. Khandalavala                                          0              0             0               0
Philippe Khuong-Huu                         France              0              0             0               0
Sun Bae Kim                                 Canada              0              0             0               0
Douglas W. Kimmelman                                           445             0            445              0
Masaaki Kimura                           South Korea            0              0             0               0
Colin E. King                               Canada             429             0            429              0
Jonathan S. King                              UK                0              0             0               0
Robert C. King, Jr.                                             0              0             0               0
Timothy M. Kingston                                             0              0             0               0
Shigeki Kiritani                            Japan               0              0             0               0
Ewan M. Kirk                                  UK                0              0             0               0
Remy Klammers                               France              0              0             0               0
Michael Klimek                                                  0              0             0               0
Michael K. Klingher                                             0              0             0               0
Frederick J. Knecht                                             0              0             0               0
Bradford C. Koenig                                              0              0             0               0
Andreas Koernlein                          Germany              0              0             0               0
Mark J. Kogan                                                   0              0             0               0
Yasuro K. Koizumi                           Japan               0              0             0               0
J. Christopher A. Kojima                    Canada              0              0             0               0
Kazuaki Kojima                              Japan               0              0             0               0
Jeffrey A. Kolitch                                              0              0             0               0
Richard E. Kolman                                               0              0             0               0

-----------------------
(11)   Shared with family members.

                                                             ITEM 7          ITEM 8        ITEM 9          ITEM 10
                                            ITEM 6            SOLE           SHARED         SOLE           SHARED
                                         CITIZENSHIP          VOTING         VOTING      DISPOSITIVE     DISPOSITIVE
                                        (UNITED STATES       POWER OF       POWER OF      POWER OF        POWER OF
           ITEM 1                      UNLESS OTHERWISE     UNCOVERED      UNCOVERED      UNCOVERED       UNCOVERED
  NAMES OF REPORTING PERSONS              INDICATED)         SHARES          SHARES        SHARES          SHARES
------------------------------         ----------------     ---------      ---------     -----------     -----------
Takahiro Komatsu                            Japan               0              0             0               0
Robert A. Koort                                                 0              0             0               0
David J. Kostin                                                 0              0             0               0
Koji Kotaka                                 Japan               0              0             0               0
John D. Kramer                                                  0              0             0               0
Peter S. Kraus                                                 15              0            15               0
Srihari Kumar                               India               0              0             0               0
Eiichiro Kuwana                             Japan               0              0             0               0
Tak Sing Kenneth Kwok                     Hong Kong             0              0             0               0
Joon Kwun                                South Korea            0              0             0               0
Peter Labbat                                                    0              0             0               0
Brian J. Lahey                                                  0              0             0               0
Peggy A. Lamb                                                   0              0             0               0
Simon M. Lamb                                 UK                0              0             0               0
Joseph A. LaNasa III                                            0              0             0               0
Eric S. Lane                                                    0              0             0               0
Thomas K. Lane                                                  0              0             0               0
Rudolf N. Lang                             Germany              0              0             0               0
Jonathan A. Langer                                              0              0             0               0
Michiel P. Lap                         The Netherlands          0              0             0               0
Gary R. Lapidus                                                 0              0             0               0
Bruce M. Larson                                                 0              0             0               0
Anthony D. Lauto                                                0              0             0               0
John J. Lauto                                                   0              0             0               0
Matthew Lavicka                                                 0              0             0               0
Peter T. Lawler                                                 0              0             0               0
David N. Lawrence                                               0              0             0               0
Hugh J. Lawson                                                  0              0             0               0
Peter J. Layton                                                 0              0             0               0
Susan R. Leadem                                                 0              0             0               0
Andrew D. Learoyd                             UK                0              0             0               0
Brian J. Lee                                                    0              0             0               0
Cham Chung Ken Lee                        Hong Kong             0              0             0               0
Chan-Keun Lee                            South Korea            0              0             0               0
George C. Lee                                                   0              0             0               0
Gregory D. Lee                            Australia             0              0             0               0
Ronald Lee                                                      0              0             0               0
Kenneth H. M. Leet                                              0              0             0               0
Richard O. Leggett                                              0              0             0               0
Tim Leissner                                Brazil              0              0             0               0
Todd W. Leland                                                  0              0             0               0
Paulo C. Leme                                                   0              0             0               0
Gregg R. Lemkau                                                 0              0             0               0
Remco O. Lenterman                     The Netherlands          0              0             0               0
Deborah R. Leone                                                0              0             0               0
Hughes B. Lepic                             France              0              0             0               0
Johan H. Leven                              Sweden              0              0             0               0
Ronald S. Levin                                                 0              0             0               0
Allan S. Levine                                                 0              0             0               0
Brian T. Levine                                                 0              0             0               0

                                                             ITEM 7          ITEM 8        ITEM 9          ITEM 10
                                            ITEM 6            SOLE           SHARED         SOLE           SHARED
                                         CITIZENSHIP          VOTING         VOTING      DISPOSITIVE     DISPOSITIVE
                                        (UNITED STATES       POWER OF       POWER OF      POWER OF        POWER OF
           ITEM 1                      UNLESS OTHERWISE     UNCOVERED      UNCOVERED      UNCOVERED       UNCOVERED
  NAMES OF REPORTING PERSONS              INDICATED)         SHARES          SHARES        SHARES          SHARES
------------------------------         ----------------     ---------      ---------     -----------     -----------
Jack Levy                                                       0              0             0               0
Richard J. Levy                               UK                0              0             0               0
Tobin V. Levy                                                   0              0             0               0
P. Jeremy Lewis                                                 0              0             0               0
Mark E. Leydecker                                               0              0             0               0
Matthew G. L'Heureux                                            0              0             0               0
George C. Liberopoulos                    Canada/USA            0              0             0               0
Gwen R. Libstag                                                 0              0             0               0
Stephen C. Lichtenauer                                          0              0             0               0
Roger A. Liddell                              UK                0              0             0               0
Richard J. Lieb                                                 0              0             0               0
Lisette M. Lieberman                                           775             0            775              0
Mitchell J. Lieberman                                           0              0             0               0
Richard C. Lightburn                                            0              0             0               0
Terence Tayseop Lim                      South Korea            0              0             0               0
Ryan D. Limaye                                                  0              0             0               0
Josephine Linden                              UK                0              0             0               0
Lawrence H. Linden                                              0              0             0               0
Anthony W. Ling                               UK                0              0             0               0
Roger E. Linnemann, Jr.                                         0              0             0               0
Bonnie S. Litt                                                  0              0             0               0
Robert Litterman                                                0              0             0               0
Julia Liu                                                       0              0             0               0
Jill E. Lohrfink                                                0              0             0               0
Douglas F. Londal                                               0              0             0               0
Joseph Longo                                                    0              0             0               0
Francisco Lopez-Balboa                                          0              0             0               0
Victor M. Lopez-Balboa                                          0              0             0               0
Antigone Loudiadis                            UK                0              0             0               0
Kevin L. Lundeen                                                0              0             0               0
Mark A. Lynch                                 UK                0              0             0               0
Michael R. Lynch                                                0              0             0               0
Thomas R. Lynch                                                 0              0             0               0
Peter J. Lyon                                                   0              0             0               0
Peter B. MacDonald                            UK                0              0             0               0
Mark G. Machin                                UK                0              0             0               0
Paula B. Madoff                                                 0              0             0               0
Shogo Maeda                                 Japan               0              0             0               0
Christopher J. Magarro                                          0              0             0               0
John A. Mahoney                                                 0              0             0               0
Sean O. Mahoney                                                 0              0             0               0
Russell E. Makowsky                                             0              0             0               0
Keith A. Malas                                                  0              0             0               0
Aadarsh K. Malde                              UK                0              0             0               0
Puneet Malhi                                  UK                0              0             0               0
John V. Mallory                                                 0              0             0               0
Kathleen M. Maloney                                             0              0             0               0
Jean E. Manas                               Greece              0              0             0               0
Charles G. R. Manby                           UK                0              0             0               0
Robert S. Mancini                                               0              0             0               0

                                                             ITEM 7          ITEM 8        ITEM 9          ITEM 10
                                            ITEM 6            SOLE           SHARED         SOLE           SHARED
                                         CITIZENSHIP          VOTING         VOTING      DISPOSITIVE     DISPOSITIVE
                                        (UNITED STATES       POWER OF       POWER OF      POWER OF        POWER OF
           ITEM 1                      UNLESS OTHERWISE     UNCOVERED      UNCOVERED      UNCOVERED       UNCOVERED
  NAMES OF REPORTING PERSONS              INDICATED)         SHARES          SHARES        SHARES          SHARES
------------------------------         ----------------     ---------      ---------     -----------     -----------
Barry A. Mannis                                                 0              0             0               0
Simon I. Mansfield                                              0              0             0               0
Elizabeth C. Marcellino                                         0              0             0               0
Joseph C. Marconi                                               0              0             0               0
Robert J. Markwick                            UK                0              0             0               0
Nicholas I. Marovich                                            0              0             0               0
Alexander M. Marshall                         UK                0              0             0               0
David J. Marshall                                               0              0             0               0
Allan S. Marson                               UK                0              0             0               0
Paul A. Marson                                UK                0              0             0               0
Eff W. Martin                                                   0              0             0               0
Alison J. Mass                                                  0              0             0               0
Robert A. Mass                                                  0              0             0               0
John J. Masterson                                               0              0             0               0
David J. Mastrocola                                             0              0             0               0
Blake W. Mather                                                 0              0             0               0
Kathy M. Matsui                                                 0              0             0               0
Naomi Matsuoka                              Japan               0              0             0               0
Thomas H. Mattox                                                0              0             0               0
George N. Mattson                                               0              0             0               0
Jason E. Maynard                                                0              0             0               0
Thomas J. McAdam                                               108             0            108              0
Richard F. McArdle                                              0              0             0               0
John J. McCabe                                                  0              0             0               0
Theresa E. McCabe                                               0              0             0               0
James P. McCarthy                                               0              0             0               0
Joseph M. McConnell                                             0              0             0               0
Ian R. McCormick                              UK                0              0             0               0
Lynn M. McCormick                                               0              0             0               0
Gordon R. McCulloch                           UK                0              0             0               0
Dermot W. McDonogh                         Ireland              0              0             0               0
Mark E. McGoldrick                                              0              0             0               0
Joseph P. McGrath, Jr.                                          0              0             0               0
Stephen J. McGuinness                                           0              0             0               0
John C. McIntire                                                0              0             0               0
Matthew B. McLennan                       Australia             0              0             0               0
John W. McMahon                                                 0              0             0               0
Geraldine F. McManus                                            0              0             0               0
Gerald C. McNamara, Jr.                                         0              0             0               0
James A. McNamara                                               0             215(12)        0              215(12)
Richard P. McNeil                          Jamaica              0              0             0               0
Audrey A. McNiff                                                0              0             0               0
Stuart G. McPherson                           UK                0              0             0               0
Robert A. McTamaney                                             0              0             0               0
Lance P. Meaney                                                 0              0             0               0
Sharon I. Meers                                                 0              0             0               0
David M. Meerschwam                    The Netherlands          0              0             0               0
Sanjeev K. Mehra                            India               0              0             0               0

-----------------------
(12)   Shared with family members.

                                                             ITEM 7          ITEM 8        ITEM 9          ITEM 10
                                            ITEM 6            SOLE           SHARED         SOLE           SHARED
                                         CITIZENSHIP          VOTING         VOTING      DISPOSITIVE     DISPOSITIVE
                                        (UNITED STATES       POWER OF       POWER OF      POWER OF        POWER OF
           ITEM 1                      UNLESS OTHERWISE     UNCOVERED      UNCOVERED      UNCOVERED       UNCOVERED
  NAMES OF REPORTING PERSONS              INDICATED)         SHARES          SHARES        SHARES          SHARES
------------------------------         ----------------     ---------      ---------     -----------     -----------
Stephen J. Mellas                                               0              0             0               0
Andrew J. Melnick                                               0              0             0               0
Bruce H. Mendelsohn                                            100            400(13)       100             400(13)
Michael A. Mendelson                                            0              0             0               0
Bernard A. Mensah                             UK                0              0             0               0
Garry E. Menzel                               UK                0              0             0               0
Andrew L. Metcalfe                            UK                0              0             0               0
Julian R. Metherell                           UK                0              0             0               0
Olivier F. Meyohas                          France              0              0             0               0
Michael R. Miele                                                0              0             0               0
Therese L. Miller                                               0              0             0               0
Michael J. Millette                                             0              0             0               0
James E. Milligan                                               0              0             0               0
Milton R. Millman                                               0              0             0               0
Luciana D. Miranda                          Brazil              0              0             0               0
Edward S. Misrahi                           Italy               0              0             0               0
Kristi L. Mitchem                                               0              0             0               0
Gregory C. Mitsch                                               0              0             0               0
Masatoki J. Mitsumata                       Japan               0              0             0               0
Wataru Mizoguchi                            Japan               0              0             0               0
Masanori Mochida                            Japan               0              0             0               0
Timothy H. Moe                                                  0              0             0               0
Douglas D. Moffitt                                              0              0             0               0
Philip J. Moffitt                         Australia             0              0             0               0
Scott E. Molin                                                  0              0             0               0
Thomas K. Montag                                                0              0             0               0
William C. Montgomery                                           0              0             0               0
Wayne L. Moore                                                  0              0             0               0
J. Ronald Morgan, III                                           0              0             0               0
Yukihiro Moroe                              Japan               0              0             0               0
James P. Morris                                                 0              0             0               0
Simon P. Morris                               UK                0              0             0               0
Thomas C. Morrow                                                0              0             0               0
Jeffrey M. Moslow                                               0              0             0               0
Sharmin Mossavar-Rahmani                      UK                0              0             0               0
Gregory T. Mount                                                0              0             0               0
Ian Mukherjee                                 UK                0              0             0               0
Donald R. Mullen                                                0              0             0               0
Eric D. Mullins                                                 0              0             0               0
Donald J. Mulvihill                                             0              0             0               0
Patrick E. Mulvihill                       Ireland              0              0             0               0
Alvise J. Munari                              UK                0              0             0               0
Rie Murayama                                Japan               0              0             0               0
Richard A. Murley                             UK                0              0             0               0
Arjun N. Murti                                                  0              0             0               0
Marc O. Nachmann                           Germany              0              0             0               0
Kota Nakako                                                     0              0             0               0

-----------------------
(13)   Shared with family members.

                                                             ITEM 7          ITEM 8        ITEM 9          ITEM 10
                                            ITEM 6            SOLE           SHARED         SOLE           SHARED
                                         CITIZENSHIP          VOTING         VOTING      DISPOSITIVE     DISPOSITIVE
                                        (UNITED STATES       POWER OF       POWER OF      POWER OF        POWER OF
           ITEM 1                      UNLESS OTHERWISE     UNCOVERED      UNCOVERED      UNCOVERED       UNCOVERED
  NAMES OF REPORTING PERSONS              INDICATED)         SHARES          SHARES        SHARES          SHARES
------------------------------         ----------------     ---------      ---------     -----------     -----------
Dhruv Narain                                India               0              0             0               0
Kevin D. Naughton                                               0              0             0               0
Mark J. Naylor                                UK                0              0             0               0
Jeffrey P. Nedelman                                             0              0             0               0
Leslie S. Nelson                                                0              0             0               0
Claire M. Ngo                                                   0              0             0               0
Duncan L. Niederauer                                            0              0             0               0
Theodore E. Niedermayer                   USA/France            0              0             0               0
Erik F. Nielsen                            Denmark              0              0             0               0
Hideya Niimi                                Japan               0              0             0               0
Susan M. Noble                                UK                0              0             0               0
Markus J. Noe-Nordberg                     Austria              0              0             0               0
Suok J. Noh                                                     0              0             0               0
David J. Nolan                            Australia             0              0             0               0
Suzanne M. Nora Johnson                                         0              0             0               0
Christopher K. Norton                                           0              0             0               0
Craig J. Nossel                        USA/South Africa         0              0             0               0
Anthony J. Noto                                                 0              0             0               0
Jay S. Nydick                                                   0              0             0               0
Eric M. Oberg                                                   0              0             0               0
Gavin G. O'Connor                                               0              0             0               0
Fergal J. O'Driscoll                       Ireland              0              0             0               0
L. Peter O'Hagan                            Canada              0              0             0               0
Terence J. O'Neill                            UK                0              0             0               0
Timothy J. O'Neill                                              0              0             0               0
Richard T. Ong                             Malaysia             0              0             0               0
Taneki Ono                                  Japan               0              0             0               0
Donald C. Opatrny, Jr.                                          0              0             0               0
Peter C. Oppenheimer                          UK                0              0             0               0
Daniel P. Opperman                                              0              0             0               0
Daniel B. O'Rourke                                              0              0             0               0
Roderick S. Orr                               UK                0              0             0               0
Calum M. Osborne                              UK                0              0             0               0
Joel D. Ospa                                                    0              0             0               0
Nigel M. O'Sullivan                           UK                0              0             0               0
James B. Otness                                                 0              0             0               0
Paula O'Toole                                                   0              0             0               0
Terence M. O'Toole                                              0              0             0               0
Todd G. Owens                                                   0              0             0               0
Fumiko Ozawa                                Japan               0              0             0               0
Robert J. Pace                                                  0              0             0               0
Robert W. Pack                                UK                0              0             0               0
Helen Paleno                                                    0              0             0               0
Gregory K. Palm                                                 0              0             0               0
Bryant F. Pantano                                               0              0             0               0
Massimo Pappone                             Italy               0              0             0               0
James R. Paradise                             UK                0              0             0               0
Lisa L. Parisi                                                  0              0             0               0
Simon Y. Park                                                   0              0             0               0
Geoffrey M. Parker                                              0              0             0               0

                                                              ITEM 7         ITEM 8        ITEM 9          ITEM 10
                                            ITEM 6             SOLE          SHARED         SOLE           SHARED
                                         CITIZENSHIP          VOTING         VOTING      DISPOSITIVE     DISPOSITIVE
                                        (UNITED STATES       POWER OF       POWER OF      POWER OF        POWER OF
           ITEM 1                      UNLESS OTHERWISE     UNCOVERED      UNCOVERED      UNCOVERED       UNCOVERED
  NAMES OF REPORTING PERSONS              INDICATED)         SHARES          SHARES        SHARES          SHARES
------------------------------         ----------------     ---------      ---------     -----------     -----------
Archie W. Parnell                                              200            200(14)       200             200(14)
Ketan J. Patel                                UK                0              0             0               0
Sheila H. Patel                                                 0              0             0               0
Douglas S. Patterson                                            0              0             0               0
Henry M. Paulson, Jr.                                           0              0             0               0
Arthur J. Peponis                                              288             0            288              0
David E. Perlin                                                 0              0             0               0
John M. Perlowski                                               0              0             0               0
Watanan Petersik                           Thailand             0              0             0               0
David B. Philip                                                 0              0             0               0
Todd J. Phillips                                                0              0             0               0
Stephen R. Pierce                                               0              0             0               0
Philip J. Pifer                                                 0              0             0               0
Steven M. Pinkos                                                0              0             0               0
Carol V. Pledger                              UK                0              0             0               0
Andrea Ponti                              Italy/USA             0              0             0               0
Ellen R. Porges                                                 0              0             0               0
Michael J. Poulter                            UK                0              0             0               0
John J. Powers                                                  0              0             0               0
Richard H. Powers                                               0              0             0               0
Gilberto Pozzi                              Italy               0              0             0               0
Alberto Pravettoni                          Italy               0              0             0               0
Anthony J. Principato                                          56              0            56               0
Steven D. Pruett                                                0              0             0               0
Andrew F. Pyne                                                  0              0             0               0
Kevin A. Quinn                                                  0              0             0               0
William M. Quinn                                                0              0             0               0
B. Andrew Rabin                                                 0              0             0               0
Jean Raby                                   Canada              0              0             0               0
John J. Rafter                             Ireland              0              0             0               0
Jonathan C. Raleigh                                             0              0             0               0
Dioscoro-Roy I. Ramos                    Philippines            0              0             0               0
Charlotte P. Ransom                           UK                0              0             0               0
Krishna S. Rao                              India               0              0             0               0
Philip A. Raper                               UK                0              0             0               0
Alan M. Rapfogel                                                0              0             0               0
Sandy C. Rattray                              UK                0              0             0               0
Joseph Ravitch                                                  0              0             0               0
Sara E. Recktenwald                                             0              0             0               0
Nicholas T. Reid                              UK                0              0             0               0
David Reilly                                  UK                0              0             0               0
Gene Reilly                                                     0              0             0               0
Filip A. Rensky                                                 0              0             0               0
Jeffrey A. Resnick                                              0              0             0               0
Richard J. Revell                             UK                0              0             0               0
Peter Richards                                UK                0              0             0               0
Jean-Manuel Richier                         France              0              0             0               0

-----------------------
(14)   Shared with family members.

                                                             ITEM 7          ITEM 8        ITEM 9          ITEM 10
                                            ITEM 6            SOLE           SHARED         SOLE           SHARED
                                         CITIZENSHIP          VOTING         VOTING      DISPOSITIVE     DISPOSITIVE
                                        (UNITED STATES       POWER OF       POWER OF      POWER OF        POWER OF
           ITEM 1                      UNLESS OTHERWISE     UNCOVERED      UNCOVERED      UNCOVERED       UNCOVERED
  NAMES OF REPORTING PERSONS              INDICATED)         SHARES          SHARES        SHARES          SHARES
------------------------------         ----------------     ---------      ---------     -----------     -----------
Michael J. Richman                                              0              0             0               0
Thomas S. Riggs III                                             0              0             0               0
Kirk L. Rimer                                                   0              0             0               0
Kimberly E. Ritrievi                                            0              0             0               0
Louisa G. Ritter                                                0              0             0               0
Paul M. Roberts                               UK                0              0             0               0
Richard T. Roberts                                              9              0             9               0
William M. Roberts                                              0              0             0               0
Simon M. Robertson                            UK                0              0             0               0
Juliet A. Robinson                            UK                0              0             0               0
Nigel C. B. Robinson                          UK                0              0             0               0
Normann G. Roesch                          Germany              0              0             0               0
Marina L. Roesler                         USA/Brazil            0              0             0               0
James H. Rogan                                                  0              0             0               0
John F. W. Rogers                                               0              0             0               0
Emmanuel Roman                              France              0              0             0               0
Eileen P. Rominger                                              0              0             0               0
Andrew A. Root                              Canada              0              0             0               0
Pamela P. Root                                                  0              0             0               0
Clifton P. Rose                        New Zealand/USA          0              0             0               0
Ralph F. Rosenberg                                              0              0             0               0
David J. Rosenblum                                              0              0             0               0
Jacob D. Rosengarten                                            0              0             0               0
Richard J. Rosenstein                                           0              0             0               0
Ivan Ross                                                       0              0             0               0
Lisa A. Rotenberg                                               0              0             0               0
Marc A. Rothenberg                                              0              0             0               0
Stuart M. Rothenberg                                            0              0             0               0
Michael S. Rotter                                               0              0             0               0
Thomas A. Roupe                                                 0              0             0               0
Paul M. Russo                                                   0              0             0               0
John P. Rustum                           Ireland/USA           25              0            25               0
Richard M. Ruzika                                               0              0             0               0
David C. Ryan                                                   0              0             0               0
David M. Ryan                             Australia             0              0             0               0
Michael D. Ryan                                                 0              0             0               0
Pamela S. Ryan                                                  0            1,000           0             1,000
Katsunori Sago                              Japan               0              0             0               0
Pablo J. Salame                            Ecuador              0              0             0               0
Roy J. Salameh                                                  0              0             0               0
J. Michael Sanders                                              0              0             0               0
Allen Sangines-Krause                       Mexico             212             0            212              0
Neil I. Sarnak                                                  0              0             0               0
Atsuko Sato                                 Japan               0              0             0               0
Muneer A. Satter                                                0              0             0               0
Marc P. Savini                                                  0              0             0               0
James E. Sawtell                              UK                0              0             0               0
Josephine Scesney                                               0              0             0               0
Paul S. Schapira                            Italy               0              0             0               0
P. Sheridan Schechner                                         1,000            0           1,000             0

                                                      ITEM 7       ITEM 8         ITEM 9        ITEM 10
                                       ITEM 6          SOLE        SHARED          SOLE          SHARED
                                     CITIZENSHIP      VOTING       VOTING      DISPOSITIVE    DISPOSITIVE
                                   (UNITED STATES    POWER OF     POWER OF       POWER OF       POWER OF
          ITEM 1                  UNLESS OTHERWISE   UNCOVERED    UNCOVERED     UNCOVERED      UNCOVERED
 NAMES OF REPORTING PERSONS          INDICATED)       SHARES       SHARES         SHARES         SHARES
 --------------------------       ----------------   ---------    ---------    -----------    -----------
Marcus Schenck                        Germany            0              0           0               0
Susan J. Scher                                           0              0           0               0
Gary B. Schermerhorn                                     0              0           0               0
Stephen M. Scherr                                        0              0           0               0
Clare R. Scherrer                                        0              0           0               0
Howard B. Schiller                                       0              0           0               0
Erich P. Schlaikjer                                      0              0           0               0
Daniel Schmitz                        Germany            0              0           0               0
Vivian C. Schneck-Last                                   0              0           0               0
Jeffrey W. Schroeder                                     0              0           0               0
Matthew L. Schroeder                                     0              0           0               0
Eric S. Schwartz                                         0              0           0               0
Harvey M. Schwartz                                       0              0           0               0
Thomas M. Schwartz                                       0           1,900(15)      0            1,900(15)
Peter Scialla                                            0              0           0               0
Steven M. Scopellite                                     0              0           0               0
David J. Scudellari                                      0              0           0               0
John A. Sebastian                                        0              0           0               0
Peter A. Seccia                                          0              0           0               0
Peter A. Seibold                                         0              0           0               0
Karen D. Seitz                                           0              0           0               0
Peter D. Selman                          UK              0              0           0               0
Anik Sen                                 UK              0              0           0               0
Randolph Sesson, Jr.                                     0              0           0               0
Lisa M. Shalett                                          0              0           0               0
Richard S. Sharp                         UK              0              0           0               0
John P. Shaughnessy                                      0              0           0               0
Daniel M. Shefter                                        0              0           0               0
David G. Shell                                           0              0           0               0
Heather K. Shemilt                     Canada            0              0           0               0
Richard G. Sherlund                                      0              0           0               0
Michael S. Sherwood                      UK              0              0           0               0
Masaru Shibata                         Japan             0              0           0               0
David A. Shiffman                                        0              0           0               0
Dong Kee Shin                       South Korea          0              0           0               0
Kunihiko Shiohara                      Japan             0              0           0               0
Abraham Shua                                             0              0           0               0
Susan E. Sidd                                            0              0           0               0
Michael H. Siegel                                        0              0           0               0
Ralph J. Silva                                           0              0           0               0
Harry Silver                                             0              0           0               0
Howard A. Silverstein                                    0              0           0               0
Gavin Simms                              UK              0              0           0               0
Victor R. Simone, Jr.                                    0              0           0               0
David T. Simons                                          0              0           0               0
Christine A. Simpson                                     0              0           0               0
David A. Simpson                         UK              0              0           0               0
Dinakar Singh                                            0              0           0               0

------------------------
(15)  Shared with family members.

                                                      ITEM 7       ITEM 8         ITEM 9        ITEM 10
                                       ITEM 6          SOLE        SHARED          SOLE          SHARED
                                     CITIZENSHIP      VOTING       VOTING      DISPOSITIVE    DISPOSITIVE
                                   (UNITED STATES    POWER OF     POWER OF       POWER OF       POWER OF
          ITEM 1                  UNLESS OTHERWISE   UNCOVERED    UNCOVERED     UNCOVERED      UNCOVERED
 NAMES OF REPORTING PERSONS          INDICATED)       SHARES       SHARES         SHARES         SHARES
 --------------------------       ----------------   ---------    ---------    -----------    -----------
Ravi M. Singh                                            0              0           0               0
Ravi Sinha                           India/USA           0              0           0               0
Edward M. Siskind                                        0              0           0               0
Christian J. Siva-Jothy                  UK              0              0           0               0
Mark F. Slaughter                                        0              0           0               0
Guy C. Slimmon                           UK              0              0           0               0
Jeffrey S. Sloan                                         0              0           0               0
Linda J. Slotnick                                        0              0           0               0
Cody J. Smith                                            0           1,000(16)      0            1,000(16)
Derek S. Smith                                           0              0           0               0
Michael M. Smith                                         0              0           0               0
Sarah E. Smith                           UK              0              0           0               0
Trevor A. Smith                          UK              0              0           0               0
John E. Smollen                                          0              0           0               0
Jonathan S. Sobel                                        0              0           0               0
David M. Solomon                                         0              0           0               0
Judah C. Sommer                                          0              0           0               0
Chong Hon Andrew Song                                    0              0           0               0
Theodore T. Sotir                                        0              0           0               0
Sergio E. Sotolongo                                      0              0           0               0
Vickrie C. South                                         0              0           0               0
Daniel L. Sparks                                         0              0           0               0
Nicholas J. Spencer                      UK              0              0           0               0
Claudia Spiess                      Switzerland          0              0           0               0
Marc A. Spilker                                          0              0           0               0
Howard Q. Spooner                        UK              0              0           0               0
Joseph F. Squeri                                         0              0           0               0
Alec P. Stais                                            0              0           0               0
Christoph W. Stanger                  Austria            0              0           0               0
Keith G. Starkey                         UK              0              0           0               0
Esta E. Stecher                                          0              0           0               0
Robert K. Steel                                          0              0           0               0
Laurence Stein                      South Africa         0              0           0               0
Joseph P. Stevens                                        0              0           0               0
Chase O. Stevenson                                       0              0           0               0
Richard J. Stingi                                        0              0           0               0
Raymond S. Stolz                                         0              0           0               0
Timothy T. Storey                      Canada            0              0           0               0
George C. Strachan                                       0              0           0               0
Patrick M. Street                        UK              0              0           0               0
Raymond B. Strong, III                                   0              0           0               0
Steven H. Strongin                                       0              0           0               0
Nobumichi Sugiyama                     Japan             0              0           0               0
Christopher P. Sullivan             USA/Ireland          0              0           0               0
Patrick Sullivan                                         0              0           0               0
Johannes R. Sulzberger                Austria            0              0           0               0
Hsueh J. Sung                          Taiwan            0              0           0               0

------------------------
(16)  Shared with family members.

                                                      ITEM 7       ITEM 8         ITEM 9        ITEM 10
                                       ITEM 6          SOLE        SHARED          SOLE          SHARED
                                     CITIZENSHIP      VOTING       VOTING      DISPOSITIVE    DISPOSITIVE
                                   (UNITED STATES    POWER OF     POWER OF       POWER OF       POWER OF
          ITEM 1                  UNLESS OTHERWISE   UNCOVERED    UNCOVERED     UNCOVERED      UNCOVERED
 NAMES OF REPORTING PERSONS          INDICATED)       SHARES       SHARES         SHARES         SHARES
 --------------------------       ----------------   ---------    ---------    -----------    -----------
Howard B. Surloff                                        0            0             0             0
Richard J. Sussman                                       0            0             0             0
Peter D. Sutherland S.C.              Ireland            0            0             0             0
Gary J. Sveva                                            0            0             0             0
Eric S. Swanson                                          0            0             0             0
Gene T. Sykes                                            0            0             0             0
Morgan C. Sze                                            0            0             0             0
Shahriar Tadjbakhsh                                      0            0             0             0
Kunio Tahara                           Japan             0            0             0             0
Thomas P. Takacs                                        972           0            972            0
Ronald K. Tanemura                     UK/USA            0            0             0             0
Kui F. Tang                         China (PRC)          0            0             0             0
Caroline H. Taylor                       UK              0            0             0             0
Greg W. Tebbe                                            0            0             0             0
Roland W. Tegeder                     Germany            0            0             0             0
Thomas D. Teles                                          0            0             0             0
David H. Tenney                                          0            0             0             0
Mark R. Tercek                                           0            0             0             0
John L. Thornton                                         0            0             0             0
Stephen M. Thurer                                        0            0             0             0
Nicolas F. Tiffou                      France            0            0             0             0
Elena B. Titova                  Russian Federation      0            0             0             0
Daisuke Toki                           Japan             0            0             0             0
Peter K. Tomozawa                                        0            0             0             0
Massimo Tononi                         Italy             0            0             0             0
Brian J. Toolan                                          0            0             0             0
Serena Torielli                        Italy             0            0             0             0
Frederick Towfigh                                        0            0             0             0
Mark J. Tracey                           UK              0            0             0             0
Stephen S. Trevor                                        0            0             0             0
Byron D. Trott                                           0            0             0             0
Michael A. Troy                                          0            0             0             0
Daniel Truell                            UK              0            0             0             0
Donald J. Truesdale                                      0            0             0             0
Irene Y. Tse                         Hong Kong           0            0             0             0
Robert B. Tudor III                                      0            0             0             0
Thomas E. Tuft                                           0            0             0             0
John Tumilty                             UK              0            0             0             0
Barry S. Turkanis                                        0            0             0             0
Christopher H. Turner                                    0            0             0             0
Gareth N. Turner                       Canada            0            0             0             0
Greg A. Tusar                                            0            0             0             0
Eiji Ueda                              Japan             0            0             0             0
Scott B. Ullem                                           0            0             0             0
Kaysie P. Uniacke                                        0            0             0             0
Can Uran                                                 0            0             0             0
Lucas van Praag                          UK              0            0             0             0
Hugo H. Van Vredenburch           The Netherlands        0            0             0             0
Frederick G. Van Zijl                                    0            0             0             0
Ashok Varadhan                                           0            0             0             0

                                                      ITEM 7       ITEM 8         ITEM 9        ITEM 10
                                       ITEM 6          SOLE        SHARED          SOLE          SHARED
                                     CITIZENSHIP      VOTING       VOTING      DISPOSITIVE    DISPOSITIVE
                                   (UNITED STATES    POWER OF     POWER OF       POWER OF       POWER OF
          ITEM 1                  UNLESS OTHERWISE   UNCOVERED    UNCOVERED     UNCOVERED      UNCOVERED
 NAMES OF REPORTING PERSONS          INDICATED)       SHARES       SHARES         SHARES         SHARES
 --------------------------       ----------------   ---------    ---------    -----------    -----------
Corrado P. Varoli                      Canada            0            0             0               0
John J. Vaske                                            0            0             0               0
Philip J. Venables                       UK              0            0             0               0
Robin A. Vince                           UK              0            0             0               0
David A. Viniar                                          0            0             0               0
Andrea A. Vittorelli                   Italy             0            0             0               0
Alejandro Vollbrechthausen             Mexico            0            0             0               0
Casper W. Von Koskull                 Finland            0            0             0               0
David H. Voon                                            0            0             0               0
Robert T. Wagner                                         0            0             0               0
John E. Waldron                                          0            0             0               0
Christopher J. Wales                     UK              0            0             0               0
George H. Walker IV                                      0           10(17)         0              10(17)
Joann B. Walker                                          0            0             0               0
Thomas B. Walker III                                     0            0             0               0
Robert P. Wall                                           0            0             0               0
Steven A. Wallace                        UK              0            0             0               0
Berent A. Wallendahl                   Norway            0            0             0               0
David R. Walton                          UK              0            0             0               0
Hsueh-Ming Wang                                          0            0             0               0
Theodore T. Wang                    China (PRC)          0            0             0               0
Patrick J. Ward                                          0            0             0               0
Michael W. Warren                        UK              0            0             0               0
Peter J. Warren                          UK              0            0             0               0
Haruko Watanuki                        Japan             0            0             0               0
Jerry T. Wattenberg                                      0            0             0               0
Mark K. Weeks                            UK              0            0             0               0
David M. Weil                                            0            0             0               0
Theodor Weimer                        Germany            0            0             0               0
John S. Weinberg                                         0            0             0               0
Peter A. Weinberg                                        0            0             0               0
Gregg S. Weinstein                                       0            0             0               0
Scott R. Weinstein                                       0            0             0               0
Mark S. Weiss                                            0            0             0               0
Richard A. Weissmann                                     0            0             0               0
George W. Wellde, Jr.                                    0            0             0               0
Christopher S. Wendel                                    0            0             0               0
Martin M. Werner                       Mexico            0            0             0               0
Richard T. Wertz                                         0            0             0               0
Lance N. West                                            0            0             0               0
Matthew Westerman                        UK              0            0             0               0
Barbara A. White                                         0            0             0               0
Eileen M. White                                          0            0             0               0
Melanie J. White                         UK              0            0             0               0
William Wicker                                           0            0             0               0
A. Carver Wickman                                        0            0             0               0
Elisha Wiesel                                            0            0             0               0

-----------------------
(17)  Shared with family members.

                                                      ITEM 7       ITEM 8         ITEM 9        ITEM 10
                                       ITEM 6          SOLE        SHARED          SOLE          SHARED
                                     CITIZENSHIP      VOTING       VOTING      DISPOSITIVE    DISPOSITIVE
                                   (UNITED STATES    POWER OF     POWER OF       POWER OF       POWER OF
          ITEM 1                  UNLESS OTHERWISE   UNCOVERED    UNCOVERED     UNCOVERED      UNCOVERED
 NAMES OF REPORTING PERSONS          INDICATED)       SHARES       SHARES         SHARES         SHARES
 --------------------------       ----------------   ---------    ---------    -----------    -----------
C. Howard Wietschner                                     0            0             0             0
David D. Wildermuth                                      0            0             0             0
Edward R. Wilkinson                                     83            0            83             0
Kevin L. Willens                                         0            0             0             0
Susan A. Willetts                                        0            0             0             0
Christopher G. Williams                  UK              0            0             0             0
Meurig R. Williams                       UK              0            0             0             0
Todd A. Williams                                        90            0            90             0
John S. Willian                                          0            0             0             0
Kenneth W. Willman                                       0            0             0             0
Keith R. Wills                           UK              0            0             0             0
Deborah B. Wilkens                  Germany/USA          0            0             0             0
Andrew F. Wilson                    New Zealand          0            0             0             0
Kendrick R. Wilson III                                   0            0             0             0
Kurt D. Winkelmann                                       0            0             0             0
Jon Winkelried                                           0            0             0             0
Michael S. Wishart                                       0            0             0             0
Samuel J. Wisnia                       France            0            0             0             0
Alexander D. Wohl                                        0            0             0             0
William H. Wolf, Jr.                                     0            0             0             0
Melinda B. Wolfe                                         0            0             0             0
Tracy R. Wolstencroft                                    0            0             0             0
Jon A. Woodruf                                           0            0             0             0
Neil J. Wright                           UK              0            0             0             0
Denise A. Wyllie                         UK              0            0             0             0
Zi Wang Xu                          Canada/China         0            0             0             0
                                        (PRC)
Richard A. Yacenda                                       0            0             0             0
Tetsufumi Yamakawa                     Japan             0            0             0             0
Anne Yang                                                0            0             0             0
Shinichi Yokote                        Japan             0            0             0             0
Jaime E. Yordan                                          0            0             0             0
W. Thomas York, Jr.                                      0            0             0             0
Wassim G. Younan                      Lebanon            0            0             0             0
Paul M. Young                                            0            0             0             0
William J. Young                                         0            0             0             0
Sanaz Zaimi                              UK              0            0             0             0
Peter J. Zangari                                         0            0             0             0
Paolo Zannoni                          Italy             0            0             0             0
Yoel Zaoui                             France            0            0             0             0
Jide J. Zeitlin                                          0            0             0             0
Gregory Zenna                                            0            0             0             0
Yi Kevin Zhang                      China (PRC)          0            0             0             0
Joan H. Zief                                             0            0             0             0
John W. Ziegler                                          0            0             0             0
James P. Ziperski                                        0            0             0             0

                                                      ITEM 7       ITEM 8         ITEM 9        ITEM 10
                                       ITEM 6          SOLE        SHARED          SOLE          SHARED
                                     CITIZENSHIP      VOTING       VOTING      DISPOSITIVE    DISPOSITIVE
                                   (UNITED STATES    POWER OF     POWER OF       POWER OF       POWER OF
          ITEM 1                  UNLESS OTHERWISE   UNCOVERED    UNCOVERED     UNCOVERED      UNCOVERED
 NAMES OF REPORTING PERSONS          INDICATED)       SHARES       SHARES         SHARES         SHARES
 --------------------------       ----------------   ---------    ---------    -----------    -----------
Shares held by 44 private                N/A              0          930,987        0            930,987
charitable foundations
established by 44 Covered
Persons each of whom is a co-
trustee of one or more of such
private charitable
foundations(18)

----------------------
(18) Each Covered Person disclaims beneficial ownership of all such shares of Common Stock.

                                                       ITEM 7      ITEM 8        ITEM 9        ITEM 10
                                                        SOLE       SHARED         SOLE          SHARED
                                                       VOTING      VOTING      DISPOSITIVE    DISPOSITIVE
                                        ITEM 6       POWER OF     POWER OF       POWER OF      POWER OF
            ITEM 1                     PLACE OF      UNCOVERED    UNCOVERED     UNCOVERED      UNCOVERED
  NAMES OF REPORTING PERSONS         ORGANIZATION     SHARES       SHARES         SHARES        SHARES
  --------------------------         ------------    ---------    ---------    -----------    -----------
TRUSTS

Bott 2004 Settlement(19)                  UK             0            0             0              0
Campbell-Breeden 2004 Settlement          UK             0            0             0              0
Deighton 2004 Settlement                  UK             0            0             0              0
Devenish 2004 Settlement                  UK             0            0             0              0
Dingemans 2004 Settlement                 UK             0            0             0              0
Drayton 2004 Settlement(20)               UK             0            0             0              0
French 2004 Settlement                    UK             0            0             0              0
Grigg 2004 Settlement                     UK             0            0             0              0
Kirk 2004 Settlement                      UK             0            0             0              0
Kuala Trust(21)                         Jersey           0            0             0              0
Ling 2004 Settlement                      UK             0            0             0              0
Manby 2004 Settlement                     UK             0            0             0              0
Mark Denhert Living Trust              Illinois          0            0             0              0
Markwick 2004 Settlement                  UK             0            0             0              0
O'Neill 2004 Trust                        UK             0            0             0              0
The Patrick J. Ward 2001 Trust         New York          0            0             0              0
Ransom 2004 Settlement                    UK             0            0             0              0
Robertson 2004 Settlement                 UK             0            0             0              0
Sharp 2004 Settlement                     UK             0            0             0              0
Sherwood 2004 Settlement                  UK             0            0             0              0
Tracey 2004 Settlement                    UK             0            0             0              0
Westerman 2004 Settlement                 UK             0            0             0              0

PARTNERSHIPS

Mijen Family Partnership(22)           Illinois          0            0             0              0

CORPORATIONS

Anahue Limited(23)                      Jersey           0            0             0              0
Chambolle Limited(24)                   Jersey           0            0             0              0
HJS2 Limited(25)                    Cayman Islands       0            0             0              0
HTW Inc.(26)                           Delaware          0            0             0              0
Melalula Limited(27)                    Jersey           0            0             0              0
RJG Holding Company(28)             Cayman Islands       0            0             0              0

---------------------
(19)  Created by Charles W.A. Bott.

(20)  Created by Karen R. Cook.

(21)  Created by Sylvain M. Hefes.

(22)  Created by Peter Layton.

(23)  Created by Andrew A. Chisholm.

(24)  Created by Emmanuel Roman.

(25)  Created by Hsueh J. Sung.

(26)  Created by John P. Curtin, Jr.

(27)  Created by Peter D. Sutherland.

                                                       ITEM 7      ITEM 8        ITEM 9        ITEM 10
                                                        SOLE       SHARED         SOLE          SHARED
                                                       VOTING      VOTING      DISPOSITIVE    DISPOSITIVE
                                        ITEM 6       POWER OF     POWER OF       POWER OF      POWER OF
            ITEM 1                     PLACE OF      UNCOVERED    UNCOVERED     UNCOVERED      UNCOVERED
  NAMES OF REPORTING PERSONS         ORGANIZATION     SHARES       SHARES         SHARES        SHARES
  --------------------------         ------------    ---------    ---------    -----------    -----------
Robinelli Limited(29)                   Jersey          0            0              0              0
Vyrona Holdings Limited(30)             Jersey          0            0              0              0
Zurrah Limited(31)                      Jersey          0            0              0              0

-----------------------

(28)  Created by Richard J. Gnodde.

(29)  Created by Claudio Costamagna.

(30)  Created by Sylvain M. Hefes.

(31)  Created by Yoel Zaoui.

      This Amendment No. 53 to a Statement on Schedule 13D amends and restates in its entirety such Schedule 13D (as so amended and restated, this "Schedule"). This Amendment No. 53 is being filed primarily because the Covered Persons have approved amendments to the Shareholders' Agreement (as defined in Item 2 below) which will become effective as of June 22, 2004, as described further in Item 6 below.

ITEM 1. SECURITY AND ISSUER

      This Schedule relates to the Common Stock, par value $.01 per share (the "Common Stock"), of The Goldman Sachs Group, Inc. ("GS Inc."), a Delaware corporation. The address of the principal executive offices of GS Inc. is 85 Broad Street, New York, New York 10004.

ITEM 2. IDENTITY AND BACKGROUND

      (a), (b), (c), (f) The cover page to this Schedule and Appendix A hereto contain the names of the persons ("Covered Persons") who beneficially own Common Stock subject to a Shareholders' Agreement ("Covered Shares"), dated as of May 7, 1999, to which the Covered Persons are party (as amended from time to time, the "Shareholders' Agreement"). This filing is being made on behalf of all of the Covered Persons, and their agreement that this filing may be so made is contained in the Shareholders' Agreement.

      Appendix A hereto also provides the citizenship or place of organization of each Covered Person. Each Covered Person who is an individual (an "Individual Covered Person") is a senior professional employed by GS Inc. or one of its affiliates. GS Inc. is a global investment banking and securities firm. Each Covered Person who is not an individual is a trust, limited partnership or corporation created by or for an Individual Covered Person for estate planning purposes. Each Covered Person listed in Appendix A under the caption "Partnerships" is a limited partnership of which an Individual Covered Person is general partner. Each Covered Person listed in Appendix A under the caption "Corporations" (a "Corporate Covered Person") is controlled by an Individual Covered Person (the "Controlling Covered Person"). The name, citizenship, business address and present principal occupation or employment of each of the directors and executive officers of each Corporate Covered Person (other than the Controlling Covered Person) are set forth in Annex A hereto. The business address of each Covered Person for purposes of this Schedule is: (i) in the case of entities organized in Jersey or under the laws of the United Kingdom, 26 New Street, St. Helier, Jersey, JE2 3RA; (ii) in the case of entities organized in the Cayman Islands, P.O. Box 309, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands; and (iii) in the case of all other Covered Persons, 85 Broad Street, New York, New York 10004.

      (d), (e) Except as described in Annex A or Annex B, during the last five years no Covered Person or, to the best knowledge of the Covered Persons, any executive officer or director of a Covered Person, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in such Covered Person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      The Covered Shares have been and will be acquired by the Covered Persons in the following manner: (i) the former profit participating limited partners active in the business of The Goldman Sachs Group, L.P. ("Group L.P.") (each such former partner, a "PMD" and, collectively, the "PMDs") acquired certain Covered Shares in exchange for their interests in Group L.P. and certain of its affiliates and investee corporations; (ii) the former owners (the "Hull Covered Persons") of Hull and Associates, L.L.C. ("Hull"), the former members (the "SLK Covered Persons") of SLK LLC, the former members (the "Jacobson Covered Persons") of Benjamin Jacobson & Sons, LLC ("Jacobson"), the former members (the "Walter Frank Covered Persons") of Walter N. Frank & Co., LLC ("Walter Frank") and John Breyo (together with the Hull Covered Persons, the SLK Covered Persons, the Jacobson Covered Persons and Walter Frank Covered Persons, the "Acquisition Covered Persons"), a former partner of The Ayco Company, L.P. ("Ayco"), acquired certain Covered Shares in exchange for their interests in Hull, SLK LLC, Jacobson, Walter Frank or Ayco, as applicable; (iii) certain Individual Covered Persons have acquired and will acquire beneficial ownership of certain other Covered Shares in connection with GS Inc.'s initial public offering and/or pursuant to GS Inc.'s employee compensation, benefit or similar plans; and (iv) certain Covered Persons (the

"Estate Planning Covered Persons") have acquired and will acquire beneficial ownership of their Covered Shares as contributions or gifts made by Individual Covered Persons.

      Covered Persons may from time to time acquire Common Stock not subject to the Shareholders' Agreement ("Uncovered Shares") for investment purposes. Such Common Stock may be acquired with personal funds of or funds borrowed by such Covered Person.

ITEM 4. PURPOSE OF TRANSACTIONS

      The Individual Covered Persons, other than the Acquisition Covered Persons, acquired certain Covered Shares in connection with the succession of GS Inc. to the business of Group L.P. and GS Inc.'s initial public offering and through certain employee compensation, benefit or similar plans of GS Inc. The Acquisition Covered Persons acquired certain Covered Shares in connection with the acquisition by GS Inc. of Hull, Jacobson, Walter Frank or Ayco or the combination of GS Inc. with SLK LLC, as applicable, and through certain employee compensation, benefit or similar plans of GS Inc. The Estate Planning Covered Persons acquired the Covered Shares as contributions or gifts made for estate planning purposes by Individual Covered Persons. As a condition to the contribution or gift of the Covered Shares, the Shareholders' Committee required that each Estate Planning Covered Person agree to become a party to the Shareholders' Agreement.

      The board of directors of GS Inc. and, in the case of the PMDs, the Shareholders' Committee have approved sales by the PMDs and certain Estate Planning Covered Persons and Acquisition Covered Persons of a portion of their shares of Common Stock through two programs (the "Channel A Sales Program" and the "Channel B Sales Program"). Sales under the Channel A and Channel B Sales Programs previously occurred from March 24, 2004 through April 23, 2004 with an aggregate of 2,781,551 Covered Shares having been sold. The Channel A and Channel B Sales Programs may continue in subsequent fiscal quarters, but can be suspended, modified or terminated at any time.

      Covered Persons may from time to time acquire Uncovered Shares for investment purposes. Except as described herein and except for the acquisition by Covered Persons of Common Stock pursuant to employee compensation, benefit or similar plans of GS Inc. in the future or as described above, none of the Covered Persons has any plans or proposals which relate to or would result in their acquisition of additional Common Stock or any of the other events described in Item 4(a) through 4(j).

      Each Covered Person is expected to evaluate on an ongoing basis GS Inc.'s financial condition and prospects and his or her interests in and with respect to GS Inc. Accordingly, each Covered Person may change his or her plans and intentions at any time and from time to time. In particular, each Covered Person may at any time and from time to time acquire or dispose of shares of Common Stock.

      See "Approved Amendments to the Shareholders' Agreement" for a discussion of amendments to the Shareholders' Agreement that will take effect as of June 22, 2004, and that will at that time result in a larger number of shares being available for sale by Covered Persons.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

      (a) Rows (11) and (13) of the cover page to this Schedule, Appendix A and Annex A are hereby incorporated by reference. Each Covered Person hereby disclaims beneficial ownership of any shares of Common Stock held by any other Covered Person. Except as described in Annex D, none of the shares of Common Stock reported in rows (11) and (13) of the cover page to this Schedule and Appendix A are shares as to which there is a right to acquire exercisable within 60 days.

      (b) Rows (7) through (10) of the cover page to this Schedule, Appendix A and Annex A set forth the percentage range of Covered Shares as to which there is sole power to vote or direct the vote or to dispose or direct the disposition; the number of Uncovered Shares as to which there is sole power to vote or direct the vote or to dispose or direct the disposition; and the number of shares of Common Stock as to which there is shared power to vote or direct the vote or to dispose or direct the disposition. The power to vote Covered Shares by Covered Persons is shared with each other Covered Person, as described below in response to Item 6. Each Covered Person hereby disclaims beneficial ownership of any shares of Common Stock held by any other Covered Person.

      (c) Except as described in Annex E or previously reported on Schedule 13D, no Covered Person has effected any transactions in Common Stock in the past 60 days.

      (d), (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      Each Covered Person listed on the cover page to this Schedule and Appendix A hereto is a party to the Shareholders' Agreement. The Shareholders' Agreement, and forms of the Counterparts to the Shareholders' Agreement executed by or on behalf of the Estate Planning Covered Persons and certain Hull Covered Persons, are filed as Exhibits to this Schedule and the following summary of the terms of the Shareholders' Agreement is qualified in its entirety by reference thereto. As described further under "Approved Amendments to the Shareholders' Agreement," the Covered Persons have approved the Approved Amendments (as defined below) to the Shareholders' Agreement, which will take effect as of June 22, 2004. The following description relates to the Shareholders' Agreement as currently in effect. The effect of the Approved Amendment is described below under "Approved Amendments to the Shareholders' Agreement."

      In the case of each SLK Covered Person, certain of the provisions and restrictions discussed below are set forth in an Amended and Restated Member Agreement, dated as of September 10, 2000, and amended and restated as of October 26, 2000 (an "SLK Member Agreement"), between such SLK Covered Person and GS Inc. In the case of each Jacobson Covered Person, certain of the provisions and restrictions discussed below are set forth in a Member Agreement, dated as of January 26, 2001 (the "Jacobson Member Agreement"), between such Jacobson Covered Person and GS Inc. In the case of each Walter Frank Covered Person, certain of the provisions and restrictions discussed below are set forth in a Member Agreement, dated as of May 16, 2002 (the "Walter Frank Member Agreement"), between such Walter Frank Covered Person and GS Inc. In the case of John Breyo, certain of the provisions and restrictions discussed below are set forth in a Partner Agreement, dated as of April 14, 2003 (the "Breyo Partner Agreement"), between John Breyo and GS Inc and, together with the SLK Member Agreement, the Jacobson Member Agreement and the Walter Frank Member Agreement, the "Member Agreements"). The forms of the Member Agreements are filed as Exhibits to this Schedule and the following summary is qualified in its entirety by reference thereto. References to the "board of directors" are to the board of directors of The Goldman Sachs Group, Inc.

      The Covered Shares include generally all Common Stock acquired or to be acquired from GS Inc. by the Covered Persons. Covered Shares include: shares of Common Stock acquired by the PMDs in exchange for their interests in Group L.P. and certain of its affiliates; shares of Common Stock acquired by the Acquisition Covered Persons in exchange for their interests in Hull, SLK LLC, Jacobson, Walter Frank or Ayco, as applicable; shares of Common Stock acquired or to be acquired through the grant of restricted stock units, stock options and interests in a defined contribution plan (except for certain Uncovered Shares as specified in Appendix A); shares of Common Stock acquired or to be acquired by Estate Planning Covered Persons from Individual Covered Persons for estate planning purposes; and, unless otherwise determined by the board of directors and the Shareholders' Committee, any shares of Common Stock acquired or to be acquired by the Covered Persons from GS Inc. through any other employee compensation, benefit or similar plan. Covered Shares do not include any shares of Common Stock purchased or to be purchased by a Covered Person in the open market or in a subsequent underwritten public offering.

TRANSFER RESTRICTIONS

      Each Individual Covered Person (other than the Hull Covered Persons, with respect to the shares of Common Stock received in exchange for their interests in Hull) has agreed in the Shareholders' Agreement (as currently in effect), among other things, to retain beneficial ownership of Covered Shares at least equal to 25% of the cumulative number of Covered Shares beneficially owned by him or her at the time he or she became a Covered Person or acquired by him or her thereafter and with no credit for dispositions (the "General Transfer Restrictions") for so long as he or she is a Covered Person and an employee of GS Inc. (an "Employee Covered Person").

      Prior to May 8, 2004, the PMDs were also subject to limitations on their ability to transfer some of the Covered Shares received in connection with the succession of GS Inc. to the business of Group L.P. Such restrictions (the "Partner Transfer Restrictions" and, together with the General Transfer Restrictions, the "Transfer Restrictions") also applied to some of the Covered Shares acquired by the Acquisition Covered Persons in exchange for their interests in Hull, SLK LLC or Jacobson, as applicable. These Partner Transfer Restrictions lapsed as to 25,325,624 Covered Shares on May 8, 2002, 54,786,126 Covered Shares on May 8, 2003 and as to the remaining 47,840,959 Covered Shares beneficially owned by the PMDs, Hull Covered Persons, SLK Covered Persons and

Jacobson Covered Persons on May 8, 2004. After the lapse of these Partner Transfer Restrictions, only PMDs who continue to be employees of GS Inc. or one of its affiliates are Covered Persons.

      The Partner Transfer Restrictions continue to apply to some of the Covered Shares acquired by the Acquisition Covered Persons in exchange for their interests in Walter Frank or Ayco. As to the Covered Shares beneficially owned by the Walter Frank Covered Persons, these Partner Transfer Restrictions lapsed as to 177,851 Covered Shares on June 26, 2003 and will lapse as to the remaining Covered Shares in equal installments on each of June 26, 2004 and June 26, 2005 and, as to the Covered Shares beneficially owned by John Breyo, will lapse in equal installments on each of July 1, 2004, July 1, 2005 and such date after December 31, 2005 (but in no event later than January 31, 2005) on which GS Inc. notifies John Breyo that such Partner Transfer Restrictions have lapsed. The Transfer Restrictions applicable to an Individual Covered Person (and his or her Estate Planning Covered Persons) terminate upon the death of the Individual Covered Person.

WAIVERS

      The Shareholders' Committee, described below under "Information Regarding the Shareholders' Committee," has the power to waive the Transfer Restrictions to permit Covered Persons to: participate as sellers in underwritten public offerings of Common Stock and tender and exchange offers and share repurchase programs by GS Inc.; transfer Covered Shares to charities, including charitable foundations; transfer Covered Shares held in employee benefit plans; and transfer Covered Shares in specific transactions (for example, to immediate family members and trusts) or other circumstances.

      In the case of a third-party tender or exchange offer, the Transfer Restrictions may be waived or terminated: if the board of directors is recommending acceptance or is not making any recommendation with respect to acceptance of the tender or exchange offer, by a majority of the Voting Interests (as defined below); or if the board of directors is recommending rejection of the tender or exchange offer, by 66 2/3% of the outstanding Voting Interests.

      In the case of a tender or exchange offer by GS Inc., a majority of the outstanding Voting Interests may also elect to waive or terminate the Transfer Restrictions.

VOTING

      Prior to any vote of the shareholders of GS Inc., the Shareholders' Agreement requires a separate, preliminary vote of the Voting Interests on each matter upon which a vote of the shareholders is proposed to be taken (the "Preliminary Vote"). Each Covered Share will be voted in accordance with the majority of the votes cast by the Voting Interests in the Preliminary Vote. In elections of directors, each Covered Share will be voted in favor of the election of those persons receiving the highest numbers of votes cast by the Voting Interests in the Preliminary Vote. "Voting Interests" are Covered Shares beneficially owned by all Employee Covered Persons.

OTHER RESTRICTIONS

      The Shareholders' Agreement also prohibits the Employee Covered Persons from engaging in certain activities relating to any securities of GS Inc. with any person who is not a Covered Person or a director, officer or employee of GS Inc. ("Restricted Persons"). Among other things, an Employee Covered Person may not: participate in a proxy solicitation to or with a Restricted Person; deposit any Covered Shares in a voting trust or subject any Covered Shares to any voting agreement or arrangement that includes any Restricted Person; form, join or in any way participate in a "group" with any Restricted Person; or together with any Restricted Person, propose certain transactions with GS Inc. or seek the removal of any directors of GS Inc. or any change in the composition of the board of directors.

TERM, AMENDMENT AND CONTINUATION

      The Shareholders' Agreement is to continue in effect until the earlier of January 1, 2050 and the time it is terminated by the vote of 66 2/3% of the outstanding Voting Interests. The Shareholders' Agreement may generally be amended at any time by a majority of the outstanding Voting Interests, and has been amended as described below under "Approved Amendments to the Shareholders' Agreement."

      Unless otherwise terminated, in the event of any transaction in which a third party succeeds to the business of GS Inc. and in which Covered Persons hold securities of the third party, the Shareholders' Agreement will remain in full force and effect as to the securities of the third party, and the third party shall succeed to the rights and obligations of GS Inc. under the Shareholders' Agreement.

INFORMATION REGARDING THE SHAREHOLDERS' COMMITTEE

      The Shareholders' Committee constituted pursuant to the Shareholders' Agreement (the "Shareholders' Committee") shall at any time consist of each of those individuals who are both Employee Covered Persons and members of the board of directors and who agree to serve as members of the Shareholders' Committee. If there are less than three individuals who are both Employee Covered Persons and members of the board of directors and who agree to serve as members of the Shareholders' Committee, the Shareholders' Committee shall consist of each such individual plus such additional individuals who are Employee Covered Persons and who are selected pursuant to procedures established by the Shareholders' Committee as shall assure a Shareholders' Committee of not less than three members who are Employee Covered Persons. Currently, Henry M. Paulson, Jr., Robert S. Kaplan and Lloyd C. Blankfein are the members of the Shareholders' Committee.

APPROVED AMENDMENTS TO THE SHAREHOLDERS' AGREEMENT

      On June 8, 2004, the Shareholders' Committee sent a communication to Covered Persons requesting approval of amendments to the Shareholders' Agreement. As of June 14, 2004, a majority of the outstanding Voting Interests have approved the amendments (the "Approved Amendments"), which will take effect as of June 22, 2004. A copy of the Amended and Restated Shareholders' Agreement is attached as an Exhibit hereto and is incorporated by reference in its entirety into this Item 6. The principal amendments to the Shareholders' Agreement are as follows.

      Covered Persons. The Approved Amendment will limit Covered Persons to Managing Directors who participate in the GS Inc. Partner Compensation Plan or Restricted Partner Compensation Plan (each as defined in the Amended and Restated Shareholders' Agreement attached as an Exhibit hereto) or any other employee benefit plan specified by the Shareholders' Committee. All other Managing Directors, Advisory Directors and estate planning entities will no longer be subject to the Shareholders' Agreement, and therefore will cease to be reporting persons under this Schedule 13D. It is anticipated that this will result in the number of shares of Common Stock beneficially owned by the Covered Persons being reduced from approximately 121 million shares (or 23% of the number of shares outstanding) to approximately 71 million shares (or 14% of the number of shares outstanding).

      General Transfer Restrictions. Under the Approved Amendment, the General Transfer Restrictions will be calculated based only on the number of shares received as compensation (including those delivered upon exercise of options). In addition, the number of shares received as compensation will be calculated for this purpose net of (i) a number of shares determined by reference to tax rates specified by the Shareholders' Committee and (ii) the number of shares necessary to cover the option exercise price, if applicable. This will significantly increase the number of shares that may be sold by Covered Persons without contravening the General Transfer Restrictions.

      Special Retention Requirement. Under the Approved Amendment, certain senior officers designated by the Shareholders' Committee will be subject to a requirement to retain the beneficial ownership of 75% of their compensation shares. This new 75% retention requirement will be calculated in a manner consistent with the amended General Transfer Restrictions described above.

      Voting Requirements. Under the Shareholders' Agreement as currently in effect, the voting requirements described above under "Voting" apply to all Covered Shares beneficially owned by an Employee Covered Person. The Approved Amendment will apply the voting requirements to all shares over which the Covered Person has sole beneficial ownership (or that they hold in a joint account with a spouse).

PLEDGE AGREEMENTS

      In connection with GS Inc.'s acquisition of Ayco, John Breyo has pledged to GS Inc. Common Stock or other assets to secure his obligations under the Breyo Partner Agreement to indemnify GS Inc. in connection with the acquisition of Ayco and not to engage in certain competitive activities or solicit clients or employees of GS Inc. The form of each pledge agreement, as amended, is filed as an Exhibit to this Schedule and the foregoing summary of this agreement is qualified in its entirety by reference thereto.

      On July 31, 2000, certain Covered Persons pledged a portion of their Covered Shares to obtain approximately $400,000,000 in loan commitments to make investments from time to time in certain merchant banking funds sponsored by GS Inc. The loan commitments are for five years, may be drawn upon from time to time and generally require that any loans be collateralized by shares of Common Stock with a market value four times that of the amount borrowed. Pursuant to Rule 13d-3(d)(3) under the Securities Exchange Act of 1934, as amended, the pledgees did not acquire beneficial ownership of the pledged shares by virtue of the pledge.

      In addition, one or more Covered Persons have pledged in the aggregate 2,194,171 Covered Shares to third-party lending institutions as collateral for loans. A portion of these pledged shares may be sold from time to time with the consent of the third-party lending institution.

REGISTRATION RIGHTS INSTRUMENT FOR CHARITABLE DONATIONS

      In connection with the donations of shares of Common Stock by certain Covered Persons to certain charitable organizations on December 13, 1999, December 22, 2000, December 26, 2001, January 9, 2002, December 23, 2002, January 8, 2003, December 22, 2003 and January 8, 2004, GS Inc. entered into a Registration Rights Instrument and five substantially similar Supplemental Registration Rights Instruments (the "Charitable Supplements"). The following is a description of the Registration Rights Instrument, as supplemented by the Charitable Supplements. The Registration Rights Instrument and the Charitable Supplements are filed as Exhibits to this Schedule, and the following summary of these agreements is qualified in its entirety by reference thereto.

      Pursuant to the Registration Rights Instrument and the Charitable Supplements, GS Inc. has agreed to register the donated shares of Common Stock for resale by charitable foundations and public charities. GS Inc. has agreed in the Registration Rights Instrument and the Charitable Supplements to pay all of the fees and expenses relating to the offering by the charitable organizations, other than any agency fees and commissions or underwriting commissions or discounts or any transfer taxes incurred by the charitable organizations in connection with their resales. GS Inc. also has agreed to indemnify the charitable organizations against certain liabilities, including those arising under the Securities Act.

      GS Inc. may amend the Registration Rights Instrument and the Charitable Supplements in any manner that it deems appropriate, without the consent of any charitable organization. However, GS Inc. may not make any amendment that would cause the shares of Common Stock to fail to be "qualified appreciated stock" within the meaning of Section 170 of the Internal Revenue Code. In addition, GS Inc. may not make any amendment that would materially and adversely affect the rights of any charitable organization without the consent of a majority of the materially and adversely affected charitable organizations.

REGISTRATION RIGHTS INSTRUMENT FOR EMPLOYEE MANAGING DIRECTORS

      In connection with the sale by certain Covered Persons (the "Employee Managing Directors") of shares of Common Stock acquired from GS Inc. pursuant to the terms of restricted stock units, GS Inc. entered into a Supplemental Registration Rights Instrument (the "EMD Supplement"), which supplements the Registration Rights Instrument referred to above. The following is a description of the Registration Rights Instrument, as supplemented by the EMD Supplement. The Registration Rights Instrument and the EMD Supplement are filed as Exhibits to this Schedule, and the following summary of these agreements is qualified in its entirety by reference thereto.

      Pursuant to the Registration Rights Instrument and the EMD Supplement, GS Inc. has agreed to pay all of the fees and expenses relating to the registered offering of shares of Common Stock held by the Employee Managing Directors, other than any agency fees and commissions or underwriting commissions or discounts or any transfer taxes incurred by the Employee Managing Directors in connection with the sales. GS Inc. also has agreed to indemnify the Employee Managing Directors against certain liabilities, including those arising under the Securities Act.

DERIVATIVE INSTRUMENTS

      Certain Individual Covered Persons have written American-style call options on an aggregate of 694,000 Covered Shares with strike prices ranging from $95.00 to $125.00 and maturity dates ranging from July 17, 2004 to January 22, 2005. A private foundation established by an Individual Covered Person has written an American-style call option on an aggregate of 5,000 Uncovered Shares with a strike price of $100.00 and a maturity date of July 17, 2004.

  Material to be Filed as Exhibits

Exhibit                            Description
-------     --------------------------------------------------------------------
  A.        Shareholders' Agreement, dated as of May 7, 1999 (incorporated by reference to Exhibit A to the Schedule 13D filed May 17, 1999 (File
            No. 005-56295) (the "Initial Schedule 13D")).

  B.        Registration Rights Instrument, dated as of December 10, 1999
            (incorporated by reference to Exhibit G to Amendment No. 1 to the Initial Schedule 13D, filed December 17, 1999 (File No. 005-56295)).

  C.        Supplemental Registration Rights Instrument, dated as of December
            10, 1999 (incorporated by reference to Exhibit H to Amendment No. 1 to the Initial Schedule 13D, filed December 17, 1999 (File No.
            005-56295)).

  D. Form of Counterpart to Shareholders' Agreement for former profit participating limited partners of The Goldman Sachs Group, L.P.
            (incorporated by reference to Exhibit I to Amendment No. 2 to the Initial Schedule 13D, filed June 21, 2000 (File No. 005-56295)).

  E. Form of Counterpart to Shareholders' Agreement for former retired limited partners of The Goldman Sachs Group, L.P. who are currently managing directors of The Goldman Sachs Group, Inc. (incorporated by reference to Exhibit J to Amendment No. 2 to the Initial Schedule
            13D, filed June 21, 2000 (File No. 005-56295)).

  F. Form of Counterpart to Shareholders' Agreement for non-individual former owners of Hull and Associates, L.L.C. (incorporated by reference to Exhibit K to Amendment No. 3 to the Initial Schedule
            13D, filed June 30, 2000 (File No. 005-56295)).

  G.        Form of Counterpart to Shareholders' Agreement for non-U.S.
            corporations (incorporated by reference to Exhibit L to Amendment
            No. 3 to the Initial Schedule 13D, filed June 30, 2000 (File No.
            005-56295)).

  H.        Form of Counterpart to Shareholders' Agreement for non-U.S. trusts
            (incorporated by reference to Exhibit M to Amendment No. 3 to the Initial Schedule 13D, filed June 30, 2000 (File No. 005-56295)).

  I.        Supplemental Registration Rights Instrument, dated as of June 19,
            2000 (incorporated by reference to Exhibit R to Amendment No. 5 to the Initial Schedule 13D, filed August 2, 2000 (File No.
            005-56295)).

  J.        Power of Attorney (incorporated by reference to Exhibit X to
            Amendment No. 14 to the Initial Schedule 13D, filed March 29, 2001
            (File No. 005-56295)).

  K.        Supplemental Registration Rights Instrument, dated as of December
            21, 2000 (incorporated by reference to Exhibit AA to Amendment No.
            12 to the Initial Schedule 13D, filed January 23, 2001 (File No.
            005-56295)).

  L.        Supplemental Registration Rights Instrument, dated as of December
            21, 2001 (incorporated by reference to Exhibit 4.4 to the registration statement on Form S-3 (File No. 333-74006) filed by The
            Goldman Sachs Group, Inc.).

  M. Form of Power of Attorney executed by Covered Persons participating in the Channel A Sales Program (incorporated by reference to Exhibit
            BB to Amendment No. 27 to the Initial Schedule 13D, filed June 20,
            2002 (File No. 005-56295)).


Exhibit                            Description
-------     --------------------------------------------------------------------
  N.        Form of Member Agreement, dated as of May 16, 2002, between GS Inc.
            and each Walter Frank Covered Person (incorporated by reference to
            Exhibit CC to Amendment No. 28 to the Initial Schedule 13D, filed
            July 5, 2002 (File No. 005-56295)).

  O.        Form of Pledge Agreement, dated as of June 26, 2002, between GS Inc.
            and each Walter Frank Covered Person (incorporated by reference to Exhibit DD to Amendment No. 28 to the Initial Schedule 13D, filed
            July 5, 2002 (File No. 005-56295)).

  P.        Supplemental Registration Rights Instrument, dated as of December
            20, 2002 (incorporated by reference to Exhibit 4.4 to the registration statement on Form S-3 (File No. 333-101093) filed by The Goldman Sachs Group, Inc.).

  Q.        Form of Written Consent Relating to Sale and Purchase of Common
            Stock (incorporated by reference to Exhibit FF to Amendment No. 35 to the Initial Schedule 13D, filed January 8, 2003 (File No.
            005-56295)).

  R.        Partner Agreement, dated as of April 14, 2003, between GS Inc. and
            John Breyo (incorporated by reference to Exhibit GG to Amendment No.
            44 to the Initial Schedule 13D, filed September 19, 2003 (File No.
            005-56295)).

  S.        Pledge Agreement, dated as of July 1, 2003, between GS Inc. and John
            Breyo (incorporated by reference to Exhibit HH to Amendment No. 44 to the Initial Schedule 13D, filed September 19, 2003 (File No.
            005-56295)).

  T.        Supplemental Registration Rights Instrument, dated as of December
            19, 2003 (incorporated by reference to Exhibit 4.4 to the registration statement on Form S-3 (File No. 333-110371) filed by The Goldman Sachs Group, Inc.).

  U.        Amended and Restated Shareholders' Agreement.

                                                                         ANNEX A

    INFORMATION REQUIRED AS TO EXECUTIVE OFFICERS AND DIRECTORS OF CORPORATE
                                COVERED PERSONS

                                                                          CONVICTIONS OR         BENEFICIAL
                                                                          VIOLATIONS OF       OWNERSHIP OF THE
                                                                         FEDERAL OR STATE      COMMON STOCK OF
                                                       PRESENT            LAWS WITHIN THE         THE GOLDMAN
 NAME          CITIZENSHIP    BUSINESS ADDRESS        EMPLOYMENT          LAST FIVE YEARS     SACHS GROUP, INC.
 ----          -----------   -----------------    -------------------    ----------------    -------------------
Steven M.          USA       85 Broad Street      Managing Director,          None           Covered Person, so
Bunson                       New York, NY         The Goldman Sachs                          ownership is as set
                             10004                Group, Inc.                                forth in or
                                                                                             incorporated into
                                                                                             Item 5 above.

Russell E.         USA       85 Broad Street      Managing Director,          None           Covered Person, so
Makowsky                     New York, NY         The Goldman Sachs                          ownership is as set
                             10004                Group, Inc.                                forth in or
                                                                                             incorporated into
                                                                                             Item 5 above.

Michael H.         UK        26 New Street,       Partner,                    None           None
Richardson                   St. Helier, Jersey,  Bedell Cristin
                             JE4 3RA

Anthony J.         UK        26 New Street,       Partner,                    None           None
Dessain                      St. Helier, Jersey,  Bedell Cristin
                             JE4 3RA

                                                                         ANNEX B

ITEMS 2(D)
   AND 2(E). INFORMATION REQUIRED AS TO CERTAIN PROCEEDINGS

None.

                                                                         ANNEX C

ITEM 4. PLANNED DISPOSITION OF SECURITIES OF THE ISSUER BY COVERED PERSONS

None.

                                                                         ANNEX D

ITEM 5(A). DESCRIPTION OF SHARES AS TO WHICH THERE IS A RIGHT TO ACQUIRE
           EXERCISABLE WITHIN 60 DAYS.

An aggregate of 22,191,801 shares of Common Stock are deliverable to Covered Persons upon the exercise of stock options, all of which have vested and are exercisable.

On or about June 23, 2004, an aggregate of 6,004,266 shares of Common Stock will be delivered pursuant to the terms of an equal number of restricted stock units and on or about June 23, 2004, stock options covering 7,715,758 shares of Common Stock will vest and become exercisable.

The share amounts given above include the gross number of shares of Common Stock underlying these restricted stock units and options, and are included in the aggregate number of shares beneficially owned by the Covered Persons under Rule 13d-3(d)(1) because they represent a right to acquire beneficial ownership within 60 days of the date hereof. Upon delivery of the shares pursuant to the terms of restricted stock units or upon the exercise of stock options, a net amount of shares will be actually delivered to the Covered Person, with some shares withheld for tax payments, to fund the option strike price or for other reasons. The net shares delivered to the Covered Person will continue to be included in aggregate number of shares beneficially owned by the Covered Persons. The withheld shares will cease to be beneficially owned by any Covered Person, and will no longer be included in the aggregate number of shares beneficially owned by Covered Persons.

                                                                         ANNEX E

ITEM 5(C). DESCRIPTION OF ALL TRANSACTIONS IN THE COMMON STOCK EFFECTED BY THE
           COVERED PERSONS IN THE PAST 60 DAYS AND NOT PREVIOUSLY REPORTED ON
           SCHEDULE 13D

The following sales of Covered Shares were made by the following Covered Persons through one or more subsidiaries of GS Inc. for cash on the New York Stock
Exchange:

The Covered Persons listed below participate in the Common Stock fund of The Goldman Sachs Employees' Profit Sharing Retirement Income Plan. These Covered Persons acquired interests in the Common Stock fund representing the number of shares of Common Stock set forth below. These shares are Uncovered Shares.

  COVERED PERSON         TRANSACTION DATE   NUMBER OF SHARES   PRICE PER SHARE
------------------------------------------------------------------------------
Thomas V. Conigliaro        May 14, 2004            1                $94.01
Edward A. Hazel             May 14, 2004            1                $94.01
Thomas J. McAdam            May 14, 2004            1                $94.01
Richard T. Roberts          May 14, 2004            1                $94.01
Thomas V. Conigliaro        May 28, 2004            1                $93.91
Edward A. Hazel             May 28, 2004            1                $93.91
Thomas J. McAdam            May 28, 2004            1                $93.91
Richard T. Roberts          May 28, 2004            1                $93.91

SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 14, 2004

                                        By: /s/ Beverly L. O'Toole
                                           ------------------------
                                        Name: Beverly L. O'Toole
                                        Title: Attorney-in-Fact

                                  EXHIBIT INDEX

Exhibit                           Description
-------                           -----------
  A.        Shareholders' Agreement, dated as of May 7, 1999 (incorporated by reference to Exhibit A to the Schedule 13D filed May 17, 1999 (File
            No. 005-56295) (the "Initial Schedule 13D")).

  B.        Registration Rights Instrument, dated as of December 10, 1999
            (incorporated by reference to Exhibit G to Amendment No. 1 to the Initial Schedule 13D, filed December 17, 1999 (File No. 005-56295)).

  C.        Supplemental Registration Rights Instrument, dated as of December
            10, 1999 (incorporated by reference to Exhibit H to Amendment No. 1 to the Initial Schedule 13D, filed December 17, 1999 (File No.
            005-56295)).

  D. Form of Counterpart to Shareholders' Agreement for former profit participating limited partners of The Goldman Sachs Group, L.P.
            (incorporated by reference to Exhibit I to Amendment No. 2 to the Initial Schedule 13D, filed June 21, 2000 (File No. 005-56295)).

  E. Form of Counterpart to Shareholders' Agreement for former retired limited partners of The Goldman Sachs Group, L.P. who are currently managing directors of The Goldman Sachs Group, Inc. (incorporated by reference to Exhibit J to Amendment No. 2 to the Initial Schedule
            13D, filed June 21, 2000 (File No. 005-56295)).

  F. Form of Counterpart to Shareholders' Agreement for non-individual former owners of Hull and Associates, L.L.C. (incorporated by reference to Exhibit K to Amendment No. 3 to the Initial Schedule
            13D, filed June 30, 2000 (File No. 005-56295)).

  G.        Form of Counterpart to Shareholders' Agreement for non-U.S.
            corporations (incorporated by reference to Exhibit L to Amendment
            No. 3 to the Initial Schedule 13D, filed June 30, 2000 (File No.
            005-56295)).

  H.        Form of Counterpart to Shareholders' Agreement for non-U.S. trusts
            (incorporated by reference to Exhibit M to Amendment No. 3 to the Initial Schedule 13D, filed June 30, 2000 (File No. 005-56295)).

  I.        Supplemental Registration Rights Instrument, dated as of June 19,
            2000 (incorporated by reference to Exhibit R to Amendment No. 5 to the Initial Schedule 13D, filed August 2, 2000 (File No.
            005-56295)).

  J.        Power of Attorney (incorporated by reference to Exhibit X to
            Amendment No. 14 to the Initial Schedule 13D, filed March 29, 2001
            (File No. 005-56295)).

  K.        Supplemental Registration Rights Instrument, dated as of December
            21, 2000 (incorporated by reference to Exhibit AA to Amendment No.
            12 to the Initial Schedule 13D, filed January 23, 2001 (File No.
            005-56295)).

  L.        Supplemental Registration Rights Instrument, dated as of December
            21, 2001 (incorporated by reference to Exhibit 4.4 to the registration statement on Form S-3 (File No. 333-74006) filed by The
            Goldman Sachs Group, Inc.).

  M. Form of Power of Attorney executed by Covered Persons participating in the Channel A Sales Program (incorporated by reference to Exhibit
            BB to Amendment No. 27 to the Initial Schedule 13D, filed June 20,
            2002 (File No. 005-56295)).

Exhibit                           Description
-------                           -----------
  N.        Form of Member Agreement, dated as of May 16, 2002, between GS Inc.
            and each Walter Frank Covered Person (incorporated by reference to
            Exhibit CC to Amendment No. 28 to the Initial Schedule 13D, filed
            July 5, 2002 (File No. 005-56295)).

  O.        Form of Pledge Agreement, dated as of June 26, 2002, between GS Inc.
            and each Walter Frank Covered Person (incorporated by reference to Exhibit DD to Amendment No. 28 to the Initial Schedule 13D, filed
            July 5, 2002 (File No. 005-56295)).

  P.        Supplemental Registration Rights Instrument, dated as of December
            20, 2002 (incorporated by reference to Exhibit 4.4 to the registration statement on Form S-3 (File No. 333-101093) filed by The Goldman Sachs Group, Inc.).

  Q.        Form of Written Consent Relating to Sale and Purchase of Common
            Stock (incorporated by reference to Exhibit FF to Amendment No. 35 to the Initial Schedule 13D, filed January 8, 2003 (File No.
            005-56295)).

  R.        Partner Agreement, dated as of April 14, 2003, between GS Inc. and
            John Breyo (incorporated by reference to Exhibit GG to Amendment No.
            44 to the Initial Schedule 13D, filed September 19, 2003 (File No.
            005-56295)).

  S.        Pledge Agreement, dated as of July 1, 2003, between GS Inc. and John
            Breyo (incorporated by reference to Exhibit HH to Amendment No. 44 to the Initial Schedule 13D, filed September 19, 2003 (File No.
            005-56295)).

  T.        Supplemental Registration Rights Instrument, dated as of December
            19, 2003 (incorporated by reference to Exhibit 4.4 to the registration statement on Form S-3 (File No. 333-110371) filed by The Goldman Sachs Group, Inc.).

  U.        Amended and Restated Shareholders' Agreement.